HOSPITALS, INC.




ARS
AEI
12-31-02
0-29818
APR 16 2003

Serving the non-urban community

Company Profile

On December 31, 2002, LifePoint Hospitals, Inc. operated 28 hospitals in non-urban communities. In most cases, the LifePoint facility is the only hospital in its community. LifePoint Hospitals' non-urban operating strategy offers continued operational improvement by focusing on its five core values: delivering high quality patient care, supporting physicians, creating excellent workplaces for its employees, providing community value, and ensuring fiscal responsibility. Headquartered in Brentwood, Tennessee, LifePoint Hospitals was affiliated with approximately 9,000 employees at December 31, 2002.

Annual Meeting

The annual meeting of stockholders will be held on May 21, 2003, at 10:00 a.m. local time at the Nashville City Center, 511 Union Street, 27th Floor, Nashville, Tennessee.

On The Cover

The "American Barn" photograph on the cover was one of the winners of LifePoint Hospitals' monthly photo contest. It was submitted by Cathy Wilborn, a Licensed Practical Nurse, who works in the Nursery at Livingston Regional Hospital in Livingston, Tennessee. Cathy says that the barn is a "comforting sight she sees every day while driving to work."

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share amounts)	*Years Ended December 31,* 2002	2001	Percent Change
OPERATING RESULTS:			
Revenues	$ 743.6	$ 619.4	20.0%
Net income	$ 41.5	$ 33.3	24.6
Diluted earnings per share	$ 1.10	$ 0.90	22.2
Shares used in computing earnings per share (000s)	41,867	37,148	12.7
STATISTICS:			
Number of hospitals at end of period	28	23	21.7
Weighted average licensed beds	2,248	2,011	11.8
Admissions	77,927	70,891	9.9
Equivalent admissions	149,152	129,163	15.5

Admissions
(in thousands):


62
64
66
71
78
98 99 00 01 02

Revenues
(in millions):


498
515
557
619
744
98 99 00 01 02

Dear Fellow Shareholders:

I am pleased to report that LifePoint Hospitals has met its goals, which again exceeded the expectations of the investment community. Our strong financial performance is highlighted elsewhere in this annual report, so this year's shareholder letter will be a bit different. I want to use this once-a-year opportunity to talk directly to our shareholders about the fundamental strengths and values of our business, which drive our strong operating and financial performance.

Healthy Communities, Healthy Hospitals



Kenneth C. Donahey
Chairman & Chief Executive Officer

The hospital, like a school, is a focal point in communities all across America. It is a point of hometown pride — a place where people feel a sense of ownership even if the community no longer owns the facility. They recognize it as one of the community's most important resources, not merely as a business. They support it, as a provider for their mutual needs and as a symbol of their community's viability.

The local hospital is a connecting point, a place of shared experiences. For many, it is where their children, and perhaps their children's children, were born. It is where people come together as volunteers. Those who provide care and those who seek it may know each other well. Often, their children attend school or play on sports teams together.

A community's hospital is the point where lives begin and are sustained. It is a point of strength that helps nurture both the physical and economic health of the area. Often, it is one of the community's largest employers. And it is a point of entry, through which new physicians, other healthcare professionals and their families enrich the community with their diverse energies and experiences.

Finding Opportunities Where Some See Only Challenges

Hospitals in non-urban environments have faced some difficult challenges in recent years — challenges that, in many communities, have threatened their very futures. Medicine, for example, increasingly has come to rely on advanced technologies, particularly in the realm of diagnostics. This equipment, in turn, is rapidly superseded by new generations of even more sophisticated technology. Many smaller hospitals find themselves struggling financially to keep up with their larger urban counterparts when it comes to offering the latest, most advanced medical equipment.

Similarly, many non-urban hospitals have found it difficult to expand their facilities, upgrade or replace aging physical plants, open new outpatient centers and provide new services. They often lack the resources that would help them recruit new physicians to practice in communities that may be many miles from a major metropolitan area. Meanwhile, many have faced pressure from managed care organizations not only to contain costs but to deliver more care for less. In such an environment where it has become more difficult to compete, it is not surprising that many non-urban hospitals have witnessed an outmigration of patients to large, tertiary-care facilities. And even when community hospitals have been able to expand their patient services and invest in state-of-the-art technologies, they often struggle to overcome a *perception* among area residents that larger urban hospitals necessarily deliver superior care.

In 27 communities from Wyoming to Florida, LifePoint Hospitals has become a point of difference — not simply by quantitative measures but in the quality of life. In all but one of these towns, ours is the only hospital: a singular point of pride, point of contact and point of caring. We pursue excellence in ways that both fulfill the needs of our neighbors and serve the interests of our shareholders. We take the same hometown pride in strengthening the hospital that our neighbors there have always felt. We bring the same commitment that caring for neighbors is not simply a business opportunity, but a strengthening of a civic bond. After all, these are our hometowns, too.

Every hometown and hospital, of course, is different. One strategy does not fit all. At the heart of our efforts in each locale, however, is one common set of values. Above all, we seek to deliver high-quality, cost-effective care for patients and their families. We seek to ensure that our hospitals will remain a strong resource that delivers value for the whole community. We seek to provide equally powerful resources for physicians, whose knowledge and skill form the hospital's core strength. For our employees, we seek to foster excellent working environments that encourage their personal and professional growth. And, at all times, we will ensure fiscal responsibility to all those who have a stake in our hospitals: our patients, our physicians, our employees, our communities, and our shareholders.

Experience has taught us that cost control and quality care need not be adversaries. In rural markets, where some see significant challenges, we have found compelling opportunities. In adhering to our core values, we have helped build healthier hospitals, healthier communities and a reputation for excellence.

A Good Place to Be

While our hospitals are a vital part of the communities they serve, there is one notable difference between LifePoint and many of our neighbors in those communities. They grew up there. We are present by choice. It is a strategic decision, we believe, that has been validated with each succeeding year of our company's existence. As a leader in the non-urban marketplace, we have only just begun to achieve our true potential.

Non-urban hospitals today offer particular opportunities for providers positioned to make the most of them. While many of these hospitals have struggled on their own to compete, they also offer an attractive environment for a company, such as LifePoint, with the resources and experience to build upon their solid foundations. For one thing, non-urban markets provide even more favorable demographics for healthcare than the nation as a whole. The populations in the markets where we operate are growing at a rate that is higher than the national average. While inpatient admissions across the country are projected to increase significantly, analysts say they will grow fastest in the South and West, where we own a number of hospitals.

The competitive environment is even more favorable. The non-urban setting and relatively small populations of the communities we serve translate into less competition. In all but one of our 27 marketplaces, we operate the community's sole hospital. At the same time, we benefit from a strong degree of community loyalty. Local residents are more likely to "stay at home" for their care if possible; provided their hometown facility offers services, technologies and quality of care comparable to larger facilities miles away. In addition, managed care penetration is generally lower for non-urban markets than for hospitals in larger cities, where pressures on reimbursement have been most severe.

Finally, this sector offers excellent potential for growth. More than 40% of all hospitals in the United States are situated in rural markets. Of these, investor-owned companies such as LifePoint own less than 10%; government entities and not-for-profit organizations own approximately 92% of America's community hospitals. With the continuing pressures to offer new services, attract new physicians, deal with increasingly complex regulations and halt patient outflows from their communities — all while facing shortages of capital — more and more of these facilities are looking to outside ownership for the resources that will enable them to continue carrying out their mission of service. Those resources — reinforced by a commitment from LifePoint that mirrors their own — are precisely what we offer. For 28 hospitals (and counting), we provide a critical point of difference.

A Point of Access

If it is true, as the old adage holds, that all politics is local, it is even more true of healthcare — and most true of all for healthcare in smaller towns, where patients and providers know each other and where the local hospital is not simply a dispenser of services but a community institution. For that reason, we do not seek to strengthen hospitals simply by linking them to a network in which they may serve as interchangeable parts. We develop strategies around the needs — and strengths — of each community and each hospital. While the mix of specific strategies will differ with each locality, they share many general elements in common since many hospitals face similar challenges.

In each community, we have worked to expand key services that enable area residents to enjoy more convenient access to outstanding care. In some hospitals, that may mean building a new, state-of-the-art emergency room or a women's health unit with patient-friendly birthing suites. In others, it may mean expanding surgical capacity or developing a new ambulatory surgical center. It may mean investing in highly sophisticated new diagnostic imaging equipment; or renovating areas within the facility; or adding new services, such as rehabilitation or cardiology, that had not been offered before locally; or some combination of all of the above. Since 1998, we have invested more than $222 million to expand services and facilities. That investment has been worthwhile. Improving access to specialty services allows our neighbors to receive excellent care without leaving their hometowns. It strengthens cash flows for the hospital. In the process, it also helps strengthen the overall community.

A Point of Entry

Physicians are a hospital's lifeblood. Recruiting new medical staff not only is key to the facility's quality of care, but enriches the community's quality of life through new families and their energies. While practicing away from large cities and large hospitals is not appealing to everyone, there are many highly qualified physicians who are attracted to the lifestyle that smaller communities offer. Finding and recruiting these practitioners — particularly in certain specialties — requires skills that many smaller hospitals simply do not possess and sophisticated medical equipment they often cannot afford. LifePoint fills these critical gaps. Since 1998, we have recruited more than 330 physicians to our hospitals. These doctors, in turn, have enabled the hospitals to expand the availability of their services, compete more effectively, and keep more patients and revenues within the community.

Points of Accountability

Improving the cost-effectiveness of care is a goal of every hospital. Each LifePoint hospital benefits from our continuing focus on cost control and margin improvement — and our team's managerial expertise in reaching goals in these areas. Through such efforts, we have achieved higher productivity, lower supply costs, reduced labor expenses, increases in collected revenue and fewer write-offs to bad debt. Meanwhile, we have been able, through facility-specific contract agreements, to obtain more favorable terms from managed care payors that have resulted in increased revenues to our hospitals. As our company continues to grow, both from within and through selective acquisitions, we expect to increase our negotiating leverage even further.

A Point to Build Upon

In addition to fostering growth within the markets we serve, we have also pursued a strategy of selectively acquiring other non-urban hospitals that meet our criteria. We seek facilities that are sole or significant providers within their areas and enjoy strong community support. Then, we look for a solid base of physicians on which to build: a favorable payor mix and good potential to increase revenues and improve margins. For example, in 2000 we acquired 141-bed acute care Putnam Community Medical Center in Palatka, Florida, for approximately $49 million; prior to our acquisition, the hospital had annual revenues of $49 million. In 2001, we purchased 118-bed Athens Regional for $20 million; prior to our acquisition, the hospital had annual revenues of $24 million. In late 2001, we acquired 116-bed acute care Ville Platte Medical Center in Louisiana for a purchase price of approximately $14 million; prior to our acquisition, the hospital had annual revenues of $22 million.

Following these criteria, LifePoint added five hospitals to its growing family in 2002. In October, we completed the acquisition of Russellville Hospital, a 100-bed acute-care facility in Russellville, Alabama. Also in October of 2002, we purchased the remaining ownership, resulting in our being the sole owner, of the entity that owns Western Plains Regional Hospital, a 110-bed facility in Dodge City, Kansas. In addition, in December 2002, we purchased four additional hospitals: 132-bed Logan General Hospital (now known as Logan Regional Medical Center) and its affiliated entity, Guyan Valley Hospital, a critical access hospital, both located in Logan, West Virginia; 99-bed Burdick-West Medical Center in Haleyville, Alabama; and 71-bed Northwest Medical Center in Winfield, Alabama.

A Point of Strength

Through a wide array of quantitative measures, our approach has strengthened the hospitals in the communities we serve. Recruiting new physicians and investing in new services, technologies and facilities have helped produce significant increases in patient volumes. On a same hospital basis, total surgeries rose from 76,274 to 81,463 in 2002 — an increase of 6.8%. Outpatient surgeries grew by 7.2%, while visits to our emergency rooms, continuing a strong upward trend, grew by 2.3%. As a result, same hospital revenues rose by 10.5% in 2002. Meanwhile, improved expense management has helped our hospitals realize a decrease in labor costs and bad debt as a percentage of revenues, while our purchasing programs have held supply costs stable.

Quantitative measures, of course, are not the only indicators of success. By strengthening hospitals, we also are strengthening entire communities. We are building up institutions that anchor people to their hometowns and keep them vital. In a very real way, we are helping both to preserve a small-town way of life, while improving the quality of those lives.

Meanwhile, LifePoint's experience has shown that serving the needs of communities and serving the interests of shareholders can represent an alignment of incentives. This merger of interests has enabled our company to grow increasingly stronger. In the future, we intend to build on these strengths. Through disciplined growth, continuous improvements and prudent investment, we believe we are better positioned than ever to continue adding value, not just for our shareholders, but for the people we call neighbors and the places we call home.

Sincerely,



Kenneth C. Donahey
Chairman and Chief Executive Officer

The following table contains selected financial data of our company or a division of HCA, prior to the distribution, for, or as the end of, each of the five years ended December 31, 2002. The selected financial data are derived from our audited financial statements. Financial data for the year ended December 31, 1998 and for the period from January 1, 1999 through May 11, 1999 are derived from HCA. The timing of acquisitions and divestitures completed during 2000, 2001 and 2002 affect the comparability of the selected financial data. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
(Dollars in millions, except per share amounts)	1998	1999	2000	2001	2002
SUMMARY OF OPERATIONS:					
Revenues	$ 498.4	$ 515.2	$ 557.1	$ 619.4	$ 743.6
Salaries and benefits	220.8	217.4	224.2	243.2	291.4
Supplies	62.0	64.2	67.0	78.2	92.2
Other operating expenses	117.2	117.3	118.1	120.8	137.1
Provision for doubtful accounts	41.6	38.2	42.0	45.8	55.2
Depreciation and amortization	28.3	31.4	34.1	34.7	37.9
Interest expense	19.1	23.4	30.7	18.1	13.3
Management fees	8.9	3.2	–	–	–
ESOP expense	–	2.9	7.1	10.4	9.7
Impairment of long-lived assets	26.1	25.4	(1.4)	(0.5)	–
	524.0	523.4	521.8	550.7	636.8
Income (loss) from continuing operations before minority interests and income taxes	(25.6)	(8.2)	35.3	68.7	106.8
Minority interests in earnings of consolidated entities	1.9	1.9	2.2	2.7	2.2
Income (loss) from continuing operations before income taxes	(27.5)	(10.1)	33.1	66.0	104.6
Provision (benefit) for income taxes	(9.8)	(2.7)	15.2	31.1	44.0
Income (loss) from continuing operations [(a)]	$ (17.7)	$ (7.4)	$ 17.9	$ 34.9	$ 60.6
Basic earnings (loss) per share from continuing operations [(a)]	$ (0.59)	$ (0.24)	$ 0.57	$ 0.97	$ 1.62
Shares used in computing basic earnings (loss) per share (in millions)	30.0	30.5	31.6	35.7	37.5
Diluted earnings (loss) per share from continuing operations [(a)]	$ (0.59)	$ (0.24)	$ 0.54	$ 0.94	$ 1.56
Shares used in computing diluted earnings (loss) per share (in millions)	30.0	30.5	32.9	37.1	41.9
Cash dividends declared per common share	–	–	–	–	–

SELECTED FINANCIAL DATA

(Dollars in millions, except per share amounts)	Years Ended December 31, 1998	1999	2000	2001	2002
FINANCIAL POSITION (AS OF END OF YEAR):					
Total assets	$ 355.0	$ 421.6	$ 496.3	$ 554.3	$ 733.5
Long-term debt, including amounts due within one year	0.6	260.2	289.4	150.0	250.0
Intercompany balances payable to HCA	167.6	–	–	–	–
Working capital	26.9	42.2	65.4	82.7	67.9
OTHER OPERATING DATA:					
Capital expenditures	$ 29.3	$ 64.8	$ 31.4	$ 35.8	$ 60.7
Number of hospitals at end of year	23	23	20	23	28
Number of licensed beds at end of year (b)	2,169	2,169	1,963	2,197	2,617
Weighted average licensed beds (c)	2,127	2,169	2,056	2,011	2,248
Admissions (d)	62,269	64,081	66,085	70,891	77,927
Equivalent admissions (e)	110,029	114,321	119,812	129,163	149,152
Revenues per equivalent admission	$ 4,530	$ 4,507	$ 4,650	$ 4,796	$ 4,986
Average length of stay (days) (f)	4.4	4.2	4.1	4.0	4.1
Emergency room visits (g)	N/A	278,250	294,952	313,110	355,891
Inpatient surgeries	N/A	17,081	18,301	20,042	23,030
Outpatient surgeries (h)	N/A	46,773	49,711	57,423	65,545
Total surgeries	N/A	63,854	68,012	77,465	88,575

(a) Includes charges related to impairment of long-lived assets of $26.1 million ($15.9 million after-tax) and $25.4 million ($16.2 million after-tax) for the years ended December 31, 1998 and 1999, respectively, and gain on impairment of long-lived assets of $1.4 million ($0.8 million after-tax), and $0.5 million ($0.3 million after-tax) for the years ended December 31, 2000 and 2001, respectively.

(b) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(c) Represents the average number of licensed beds weighted based on periods operated.

(d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and is used by management and investors as a general measure of inpatient volume.

(e) Equivalent admissions is used by management and investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum gross inpatient revenue and gross out patient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(f) Represents the average number of days admitted patients stay in our hospitals. With the exception of 2002, average length of stays have declined as a result of the continuing pressures from managed care and other payors to restrict admissions and reduce the number of days that are covered by the payors for certain procedures and by technological and pharmaceutical improvements.

(g) Represents the total number of hospital based emergency room visits.

(h) Outpatient surgeries are those surgeries that do not require admission to our hospitals.

You should read this discussion together with our consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

At December 31, 2002, we operated 28 general, acute care hospitals in the states of Alabama, Florida, Kansas, Kentucky, Louisiana, Tennessee, Utah, West Virginia and Wyoming. We generated $743.6 million in net revenues during 2002.

FORWARD-LOOKING STATEMENTS

This report and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition, results of operations and cash flows. These factors include, but are not limited to:

- the highly competitive nature of the healthcare business, including the competition to recruit and retain general and specialized physicians;
- reduction in payments to healthcare providers by government and commercial third party payors, as well as cost-containment efforts of insurers and other payors;
- the ability to attract and retain qualified management and personnel, including physicians, nurses and clinical support personnel, consistent with our expectations and targets;
- failure to comply, or allegations of lack of compliance with, applicable laws and regulations;
- the geographic concentration of our operations;
- inflationary pressures;
- the possibility of adverse changes in federal, state or local regulations affecting the healthcare industry;
- our ability to manage healthcare risks resulting from the delivery of patient care, claims and legal actions relating to professional liabilities and the lack of state and federal tort reform;
- our ability to acquire hospitals on favorable terms and to successfully complete budgeted capital improvements of our existing facilities;
- our ability to successfully integrate newly acquired facilities;
- uncertainty associated with compliance with HIPAA regulations;
- the ability to enter into, renegotiate and renew payor arrangements on acceptable terms;
- the availability and terms of capital to fund our business strategy;
- the availability, cost and terms of insurance coverage for us, our hospitals and physicians who practice at our hospitals;
- our ongoing efforts to monitor, maintain and comply with applicable laws, regulations, policies and procedures including those required by the corporate integrity agreement that we entered into with the government in December, 2000 and those that, if violated, could cause any of our facilities to lose its state license or its ability to receive payments under the Medicare, Medicaid and TRICARE programs;
- the ability to maintain and increase patient volumes and control the costs of providing services and supply costs;
- the potential adverse impact of government investigations and litigation involving the business practices of HCA (to the extent relating to periods prior to our formation) and of other healthcare providers (to the extent such investigations and litigation may affect us or our industry segment);
- the financial viability of third-party payors;
- successful development (or license) of software and management information systems used for effective claims processing;

- volatility in the market value of our common stock and resulting costs to us to administer our ESOP;
- changes in accounting practices as required under generally accepted accounting principles in the United States;
- changes in general economic conditions in the markets where our facilities are located and how employers provide healthcare coverage to their employees;
- changes in our liquidity or indebtedness; and
- other risk factors described in this report.

As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. As further discussed in Note 1 to our consolidated financial statements, in preparing our financial statements, we make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

The listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for our judgment regarding accounting policy. We believe that of our significant accounting policies, as discussed in Note 1 of the consolidated financial statements, the following involves a higher degree of judgment and complexity:

(a) Allowance for Doubtful Accounts. Our ability to collect outstanding receivables is critical to our results of operations and cash flows. The primary uncertainty lies with uninsured patient accounts and deductibles, co-payments or other amounts due from individual patients. Our allowance for doubtful accounts is estimated based primarily upon the age of patient accounts receivable, the patient's economic inability to pay and the effectiveness of our collection efforts. We routinely monitor our accounts receivable balances and utilize historical collection experience to support the basis for our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows. The allowance for doubtful accounts was $59.0 million and $109.1 million as of December 31, 2001 and 2002, respectively. This increase resulted primarily from the acquisition of five hospitals during 2002.

(b) Allowance for Contractual Discounts. We derive a significant portion of our revenues from Medicare, Medicaid and other payors that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our financial statements. For the year ended December 31, 2002, Medicare, Medicaid and discounted plan patients accounted for 93.7% of our total gross revenues. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. We estimate the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. However, the services we authorized and provided, and the resulting reimbursement, are often subject to interpretation. These interpretations sometimes result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management. Changes in estimates related to the allowance for contractual discounts affect net revenues reported in our results of operations.

(c) Professional and General Liability Reserves. Given the nature of our operating environment, we are subject to medical malpractice lawsuits and other claims. To mitigate a portion of this risk, we maintained insurance for individual malpractice claims exceeding $1.0 million for the years ended December 31, 2000 and 2001. For 2002, we increased our deductible to $10.0 million on individual malpractice claims. We lowered our deductible to $5.0 million on individual malpractice claims effective January 1, 2003. Our reserves for professional and general liability risks are based upon historical claims data, demographic factors, severity factors and other actuarial assumptions calculated by an independent actuary. This estimate is discounted to its present value using rates of 6.0%, 5.0% and 5.0% at December 31, 2000, 2001 and 2002, respectively. The rate changed to 5.0% in 2001 to reflect lower market rates experienced. The estimated accrual for professional and general liability claims could be significantly affected should current and future occurrences differ from historical claims trends. While we monitor current claims closely and consider outcomes when estimating our insurance accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in the estimates.

Our reserve for professional and general liability risks was $15.9 million and $25.1 million at December 31, 2001 and 2002, respectively. Our total cost of professional and general liability coverage for 2000, 2001 and 2002 was approximately $8.2 million, $11.4 million and $12.9 million, respectively.

We believe the estimates, judgments and assumptions used by us under "Allowance for Doubtful Accounts," "Allowance for Contractual Discounts" and "Professional and General Liability Reserves" are reasonable, but these involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

RESULTS OF OPERATIONS

The key metrics we use internally to evaluate our revenues are equivalent admissions, which equates to volume, and revenues per equivalent admissions, which relates to pricing and acuity. The growth in outpatient revenues lowers our growth in revenues per equivalent admissions as revenues from outpatient services are generally lower than inpatient revenues. We continue to see the pressures from payors shifting to outpatient settings.

Revenue/Volume Trends. We anticipate our patient volumes and related revenues will continue to increase as a result of the following factors:

- *Expanding Service Offerings.* We believe our efforts to improve the quality and broaden the scope of healthcare services available at our facilities will lead to increased patient volumes. Recruiting and retaining both general practitioners and specialists for our non-urban communities is a key to the success of these efforts. Between January 1, 1998 and December 31, 2002, we recruited 339 physicians, of which 244 have been retained by us. Adding new physicians should help increase both inpatient and outpatient volumes which, in turn, should increase revenues. Approximately 58% of our retained physicians are specialists. Continuing to add specialists should also allow us to grow by offering new services. In addition, increases in capital expenditures in our hospitals should increase local market share and help persuade patients to obtain healthcare services within their communities.
- *Medicare Rate Increases.* The Medicare, Medicaid and SCHIP Benefit Improvement and Protection Act of 2000 ("BIPA") was enacted in December 2000. Under BIPA, we have experienced Medicare rate increases that began in April 2001.

Although we anticipate our patient volumes to increase, the resulting revenues will likely be offset in part by the following factors:

- *Revenues from Medicare, Medicaid and managed care plans.* We derive a significant portion of our business from Medicare, Medicaid and managed care plans. Admissions related to Medicare, Medicaid and managed care plan patients were 91.5% and 92.2% of total admissions for 2001 and 2002, respectively. These payors receive significant discounts.

- *Efforts to Reduce Payments.* Other third-party payors also negotiate discounted fees rather than paying standard prices. In addition, an increasing proportion of our services are reimbursed under predetermined payment amounts regardless of the cost incurred.
- *Growth in Outpatient Services.* We anticipate that the growth trend in outpatient services will continue. A number of procedures once performed only on an inpatient basis have been, and will likely continue to be, converted to outpatient procedures. This conversion has occurred through continuing advances in pharmaceutical and medical technologies and as a result of efforts made by payors to control costs. Generally, the payments we receive for outpatient procedures are less than those for similar procedures performed in an inpatient setting. Net outpatient revenues as a percentage of total revenues increased from 47.8% in 2001 to 49.8% in 2002.

Cost Containment. We seek to control costs by, among other things, reducing labor costs by improving labor productivity and attempting to decrease the use of contract labor, when appropriate, controlling supply expenses through the use of a group purchasing organization and reducing uncollectible revenues. We have implemented cost control initiatives including adjusting staffing levels according to patient volumes, modifying supply purchases according to usage patterns and providing training to hospital staff in more efficient billing and collection processes. Total operating expenses decreased as a percentage of revenue from 78.8% in 2001 to 77.4% in 2002. We believe that as our company grows, we will likely benefit from our ability to spread fixed administrative costs over a larger base of operations.

While we were able to control our costs during 2002, there is no assurance that we can contain certain costs in 2003 and beyond. Due to the general shortage of nurses and medical technicians in the healthcare industry, we may experience an increase in salaries and benefits expense as we may be forced to hire additional contract health professionals or increase salaries to attract and retain our clinical employees.

In addition, the healthcare industry has recently experienced an increase in the cost of all insurance lines, especially professional and general liability insurance. We currently have no information that would lead us to believe that this trend is only temporary in nature. Thus, there is no assurance that these costs will not have a material adverse effect on our future operating results.

Pressure on payment levels, the increase in outpatient services and the large number of our patients who participate in managed care plans will present ongoing challenges for us. These challenges are intensified by our inability to control these trends and the associated risks. To maintain or improve operating margins in the future, we must, among other things, increase patient volumes while controlling the costs of providing services.

IMPACT OF ACQUISITIONS

Acquisitions — 2002. Effective December 1, 2002, we acquired Northwest Medical Center, a 71-bed acute care hospital located in Winfield, Alabama, and Burdick-West Medical Center, a 99-bed acute care hospital located in Haleyville, Alabama for an aggregate purchase price of approximately $29.0 million, including working capital. The combined historical annual revenues prior to our acquisition of these hospitals were approximately $38.0 million. We used our available cash to fund this acquisition. The allocation of the full purchase price had not been determined as of December 31, 2002. Unallocated purchase price of approximately $25.8 million is included in our consolidated balance sheet as of December 31, 2002, pending a final appraisal from an independent third party. In addition, the allocation of the purchase price is subject to settling amounts related to purchased working capital.

Effective December 1, 2002, we acquired Logan General Hospital (now known as Logan Regional Medical Center), a 132-bed acute care hospital and Guyan Valley Hospital, a 19-bed critical access hospital both located in Logan, West Virginia for an aggregate purchase price of approximately $88.0 million, including working capital. The combined historical annual revenues prior to our acquisition of these hospitals were approximately $75.0 million. We used our available cash to fund this acquisition. The allocation of the full purchase price had not been determined as of December 31, 2002. Unallocated purchase price of approximately $90.2 million is included in our consolidated balance sheet as of December 31, 2002, pending a final appraisal from an independent third party. In addition, the allocation of the purchase price is subject to settling amounts related to purchased working capital.

Effective October 3, 2002, we acquired Russellville Hospital, a 100-bed acute care hospital located in Russellville, Alabama, for a total purchase price of approximately $20.1 million, including working capital. The historical annual revenues prior to our acquisition of this hospital was approximately $27.0 million. We used our available cash to fund this acquisition. The allocation of the full purchase price had not been determined as of December 31, 2002. Unallocated purchase price of approximately $20.1 million is included in our consolidated balance sheet as of December 31, 2002, pending a final appraisal from an independent third party.

Our motivation to acquire Northwest Medical Center, Burdick-West Medical Center and Russellville Hospital was to create synergies due to the close proximity of these hospitals, such as sharing call coverage between recruited physicians and sharing administrative functions. These synergies should reduce costs and therefore increase shareholder value. We acquired Logan Regional Medical Center and Guyan Valley Hospital to enter into the West Virginia market. We intend to expand services and enhance the quality of care delivered in Logan and southern West Virginia. This will enhance our long-term strategy of delivering high-quality healthcare to the communities we serve.

We purchased the outstanding 30% limited partner interest in Dodge City Healthcare Group, L.P., the entity that owns and operates 110-bed Western Plains Regional Hospital in Dodge City, Kansas, for $25 million in October 2002. We used our available cash to fund this acquisition. Under the terms of the purchase agreement, the former limited partners have agreed not to compete with the hospital for five years. The non-compete agreements have been valued by an independent third party at $4.0 million and will be amortized over the life of the agreement.

Acquisitions — 2001. Effective December 1, 2001, we acquired Ville Platte Medical Center, a 116-bed acute care hospital located in Ville Platte, Louisiana for approximately $12.1 million in cash, including working capital and the assumption of long-term liabilities of approximately $2.6 million. We used our available cash to fund this acquisition.

Effective October 1, 2001, we acquired Athens Regional Medical Center in Athens, Tennessee for approximately $19.9 million in cash, including working capital. We used our available cash to fund this acquisition.

Effective April 1, 2001, we purchased a diagnostic imaging center in Palatka, Florida for $5.8 million in cash, including working capital. The funds used for the acquisition were obtained from our available cash.

Effective January 2, 2001, we entered into a two-year lease to operate Bluegrass Community Hospital, a 25-bed critical access hospital located in Versailles, Kentucky, which we mutually agreed to extend until December 31, 2003. We have an option to extend the lease through 2014.

Acquisitions — 2000. Effective July 1, 2000, we acquired Lander Valley Medical Center in Lander, Wyoming for a purchase price of $33.0 million in cash, including working capital.

Effective June 16, 2000, we acquired Putnam Community Medical Center in Palatka, Florida for approximately $49.4 million in cash, including working capital.

Because of the relatively small number of hospitals we own, each hospital acquisition can materially affect our overall operating margin. We typically take a number of steps to lower operating costs when we acquire a hospital. The impact of our actions may be offset by other cost increases to expand services, strengthen medical staff and attract additional patients to our facilities. The benefits of our investments and of other activities to improve operating margins generally do not occur immediately. Consequently, the financial performance of a newly acquired hospital may adversely affect our overall operating margins in the short term. As we acquire additional hospitals, this effect should be mitigated by the expanded financial base of our existing hospitals and the allocation of corporate overhead among a larger number of hospitals.

OPERATING RESULTS SUMMARY

The following tables present summaries of results of operations for the three months ended December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (dollars in millions):

	Three Months Ended December 31,			
	2001		2002	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 164.3	100.0%	$ 201.9	100.0%
Salaries and benefits [a]	64.2	39.1	78.8	39.0
Supplies [b]	20.8	12.7	24.8	12.3
Other operating expenses [c]	32.3	19.6	36.0	17.9
Provision for doubtful accounts	11.7	7.1	16.4	8.1
Depreciation and amortization	9.9	6.2	9.9	4.9
Interest expense, net	3.9	2.3	3.4	1.7
ESOP expense	2.4	1.4	2.3	1.1
Income before minority interest, income taxes and extraordinary item	19.1	11.6	30.3	15.0
Minority interest in earnings of consolidated entity	0.8	0.5	–	–
Income before income taxes and extraordinary item	18.3	11.1	30.3	15.0
Provision for income taxes	8.0	4.8	12.5	6.2
Income before extraordinary item	10.3	6.3	17.8	8.8
Extraordinary loss on early retirement of debt, net	–	–	0.2	0.1
Net income	$ 10.3	6.3%	$ 17.6	8.7%

	2001		2002	
	Amount	% Change from Prior Year	Amount	% Change from Prior Year
Consolidated:				
Revenues	$ 164.3	15.3%	$ 201.9	22.9%
Number of hospitals at end of period	23	15.0	28	21.7
Admissions [d]	17,988	6.5	20,531	14.1
Equivalent admissions [e]	33,461	12.5	39,353	17.6
Revenues per equivalent admission	$ 4,911	2.5	$ 5,131	4.5
Outpatient factor [e]	1.86	5.7	1.92	3.1
Emergency room visits [f]	80,191	13.1	92,960	15.9
Inpatient surgeries	5,309	12.5	6,133	15.5
Outpatient surgeries [g]	15,231	24.7	17,067	12.1
Total surgeries	20,540	21.3	23,200	13.0
Same Hospital [h]:				
Revenues	$ 154.8	N/A	$ 174.4	12.7
Number of hospitals at end of period	21	N/A	21	–
Admissions [d]	17,074	N/A	17,255	1.1
Equivalent admissions [e]	31,166	N/A	32,614	4.6
Revenues per equivalent admission	$ 4,966	N/A	$ 5,348	7.7
Outpatient factor [e]	1.83	N/A	1.89	3.6
Emergency room visits [f]	73,938	N/A	76,297	3.2
Inpatient surgeries	5,041	N/A	5,284	4.8
Outpatient surgeries [g]	14,308	N/A	15,127	5.7
Total surgeries	19,349	N/A	20,411	5.5

	Years Ended December 31,					
	2000		2001		2002	
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 557.1	100.0%	$ 619.4	100.0%	$ 743.6	100.0%
Salaries and benefits (a)	224.2	40.2	243.2	39.3	291.4	39.2
Supplies (b)	67.0	12.0	78.2	12.6	92.2	12.4
Other operating expenses (c)	118.1	21.3	120.8	19.5	137.1	18.4
Provision for doubtful accounts	42.0	7.5	45.8	7.4	55.2	7.4
Depreciation and amortization	34.1	6.2	34.7	5.6	37.9	5.1
Interest expense, net	30.7	5.5	18.1	2.9	13.3	1.8
ESOP expense	7.1	1.3	10.4	1.7	9.7	1.3
Gain on previously impaired assets	(1.4)	(0.3)	(0.5)	(0.1)	–	–
Income before minority interests, income taxes and extraordinary item	35.3	6.3	68.7	11.1	106.8	14.4
Minority interests in earnings of consolidated entities	2.2	0.4	2.7	0.4	2.2	0.3
Income before income taxes and extraordinary item	33.1	5.9	66.0	10.7	104.6	14.1
Provision for income taxes	15.2	2.7	31.1	5.1	44.0	5.9
Income before extraordinary item	17.9	3.2	34.9	5.6	60.6	8.2
Extraordinary loss on early retirement of debt, net	–	–	1.6	0.2	19.1	2.6
Net income	$ 17.9	3.2%	$ 33.3	5.4%	$ 41.5	5.6%

	Years Ended December 31,					
	2000		2001		2002	
	Amount	% Change From Prior Year	Amount	% Change From Prior Year	Amount	% Change From Prior Year
Consolidated:						
Revenues	$ 557.1	8.1%	$ 619.4	11.2%	$ 743.6	20.0%
Number of hospitals at end of period	20	(13.0)	23	15.0	28	21.7
Admissions (d)	66,085	3.1	70,891	7.3	77,927	9.9
Equivalent admissions (e)	119,812	4.8	129,163	7.8	149,152	15.5
Revenues per equivalent admission	$ 4,650	3.2	$ 4,796	3.1	$ 4,986	4.0
Outpatient factor (e)	1.82	2.2	1.82	0.5	1.91	5.0
Emergency room visits (f)	294,952	6.0	313,110	6.2	355,891	13.7
Inpatient surgeries	18,301	7.1	20,042	9.5	23,030	14.9
Outpatient surgeries (g)	49,711	6.3	57,423	15.5	65,545	14.1
Total surgeries	68,012	6.5	77,465	13.9	88,575	14.3
Same hospital (h):						
Revenues	N/A	N/A	$ 609.8	N/A	$ 673.6	10.5
Number of hospitals at end of period	N/A	N/A	21	N/A	21	–
Admissions (d)	N/A	N/A	69,977	N/A	70,051	0.1
Equivalent admissions (e)	N/A	N/A	126,868	N/A	131,976	4.0
Revenues per equivalent admission	N/A	N/A	$ 4,806	N/A	$ 5,104	6.2
Outpatient factor (e)	N/A	N/A	1.81	N/A	1.88	3.9
Emergency room visits (f)	N/A	N/A	306,857	N/A	313,970	2.3
Inpatient surgeries	N/A	N/A	19,774	N/A	20,897	5.7
Outpatient surgeries (g)	N/A	N/A	56,500	N/A	60,566	7.2
Total surgeries	N/A	N/A	76,274	N/A	81,463	6.8

(a) Represents our cost of salaries and benefits, including employee health benefits and workers compensation insurance, for all hospital and corporate employees and contract labor.

(b) Includes our hospitals' costs for pharmaceuticals, blood, surgical instruments and all general supply items, including the cost of freight.

(c) Consists primarily of contract services, physician recruitment, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes.

(d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and used by management and investors as a general measure of inpatient volume.

(e) Management and investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. We compute equivalent admissions by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(f) Represents the total number of hospital-based emergency room visits.

(g) Outpatient surgeries are those surgeries that do not require admission to our hospitals.

(h) Same hospital information excludes the operations of hospitals which we either acquired or divested during the years presented. The costs of corporate overhead are included in same hospital information.

We recorded net adjustments to estimated third-party payor settlements that increased our revenues by $0.1 million and $5.1 million for the three months ended December 31, 2001 and 2002, respectively and $2.0 million and $13.0 million for the years ended December 31, 2001 and 2002, respectively.

Since the implementation of outpatient PPS in August 2000, due dates of our Medicare cost reports have been extended due to a delay in receiving certain government reports. Most of our postponed cost reports were filed during 2002. This resulted in non-cash net adjustments to estimated third-party payor settlements of approximately $8.0 million. In addition, we received approximately $5.0 million in cash related to the favorable settlement of a Kentucky inpatient Medicaid rate appeal that covered the period January 1, 1996 through June 30, 2002. We paid approximately $0.9 million in legal fees associated with the above-mentioned Kentucky rate appeal in 2002. As a result of these two events, our net adjustments to estimated third-party payor settlements increased by $11.0 million over 2001. However, we anticipate our net adjustments to estimated third-party payor settlements to be lower in 2003 than in 2002.

The following table presents EBITDA for the periods presented excluding the effects of the net adjustments to estimated third-party payor settlements and the associated legal fees (dollars in millions):

	Three Months Ended December 31,				*Years Ended December 31,*			
	2001		2002		2001		2002	
Revenues	$ 164.3	100.1%	$ 201.9	102.5%	$ 619.4	100.3%	$ 743.6	101.7%
Less: Net adjustments to estimated third-party payor settlements	(0.1)	(0.1)	(5.1)	(2.5)	(2.0)	(0.3)	(13.0)	(1.7)
	164.2	100.0	196.8	100.0	617.4	100.0	730.6	100.0
Salaries and benefits	64.2	39.1	78.8	40.0	243.2	39.4	291.4	39.9
Supplies	20.8	12.7	24.8	12.6	78.2	12.7	92.2	12.6
Other operating expenses	32.3	19.6	36.0	18.4	120.8	19.5	137.1	18.7
Less: Adjustment for legal fees (a)	–	0.0	–	0.0	–	0.0	(0.9)	(0.1)
Provision for doubtful accounts	11.7	7.1	16.4	8.3	45.8	7.4	55.2	7.6
	129.0	78.5	156.0	79.3	488.0	79.0	575.0	78.7
EBITDA (b), excluding net adjustments to estimated third-party payor settlements and associated legal fees	$ 35.2	21.5%	$ 40.8	20.7%	$ 129.4	21.0%	$ 155.6	21.3%

(a) Adjustment for legal fees are expenses incurred related to the net adjustments to estimated third-party payor settlements.

(b) EBITDA is defined as income before depreciation and amortization, interest expense, gain on previously impaired assets, ESOP expense, minority interest in earnings of consolidated entity, extraordinary items and income taxes. Our management uses EBITDA to evaluate our operating performance and as a measure of performance for incentive compensation purposes. We believe EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. In addition, multiples of current or projected EBITDA are used to estimate current or prospective enterprise value. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with accounting principles generally accepted in the United States and is susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

The following table reconciles EBITDA, excluding net adjustments to estimated third-party payor settlements and associated legal fees, as presented above, to net income as reflected in our consolidated statements of income and in accordance with generally accepted accounting principles (in millions):

	Three Months Ended December 31,		*Years Ended December 31,*	
	2001	**2002**	2001	**2002**
EBITDA, excluding net adjustments to estimated third-party payor settlements and associated legal fees	$ 35.2	$ **40.8**	$ 129.4	$ **155.6**
Net adjustments to estimated third-party payor settlements	0.1	**5.1**	2.0	**13.0**
Legal fees related to net adjustments to estimated third-party payor settlements	–	–	–	**(0.9)**
EBITDA	35.3	**45.9**	131.4	**167.7**
Depreciation and amortization	(9.9)	**(9.9)**	(34.7)	**(37.9)**
Interest expense, net	(3.9)	**(3.4)**	(18.1)	**(13.3)**
ESOP expense	(2.4)	**(2.3)**	(10.4)	**(9.7)**
Gain on previously impaired assets	–	–	0.5	–
Minority interest in earnings of consolidated entity	(0.8)	–	(2.7)	**(2.2)**
Provision for income taxes	(8.0)	**(12.5)**	(31.1)	**(44.0)**
Extraordinary loss on early retirement of debt	–	**(0.2)**	(1.6)	**(19.1)**
Net income	$ 10.3	$ **17.6**	$ 33.3	$ **41.5**

For the Three Months Ended December 31, 2002 and 2001. Revenues increased 22.9% to $201.9 million for the three months ended December 31, 2002 compared to $164.3 million for the three months ended December 31, 2001. Of this increase, $13.6 million or 8.3% was from the 2002 fourth quarter acquisitions, $4.7 million or 2.8% was from the 2001 acquisitions, $5.0 million or 3.0% was from net adjustments to estimated third-party payor settlements, and $14.3 million or 8.8% was from same hospital revenues (net of the adjustments to estimated third-party payor settlements). Net adjustments to estimated third-party payor settlements resulted in an increase to net revenues of $5.1 million for the three months ended December 31, 2002 compared to $0.1 million for the same period in 2001.

On a same hospital basis, excluding the net adjustments to estimated third-party payor settlements, equivalent admissions grew 4.6% and net revenues per equivalent admissions grew 4.5% for the three months ended December 31, 2002 compared to the three months ended December 31, 2001. Outpatient revenues, on a same hospital basis, grew 14.7% from $72.5 million to $83.2 million and inpatient revenues grew 4.2% from $79.8 million to $83.2 million over the same periods. On a same hospital basis, inpatient admissions grew 1.1%, total surgeries grew 5.5%, inpatient surgeries grew 4.8%, outpatient surgeries grew 5.7%, and emergency room visits grew 3.2% for the three months ended December 31, 2002 compared to the three months ended December 31, 2001.

Our breakdown of consolidated revenues for the three months ended December 31, 2002, excluding net adjustments to estimated third-party payor settlements, was 36.6% Medicare, 15.0% Medicaid, 38.0% discounted and commercial and 10.4% other. This compares to the same period in 2001, excluding net adjustments to estimated third-party payor settlements, of 32.9% Medicare, 15.2% Medicaid, 39.4% discounted and commercial and 12.5% other.

Our breakdown of revenues for the three months ended December 31, 2002, on a same hospital basis, excluding net adjustments to estimated third-party payor settlements, was 36.9% Medicare, 14.0% Medicaid, 39.3% discounted and commercial and 9.8% other. This compares to the same period in 2001, excluding net adjustments to estimated third-party payor settlements, of 34.4% Medicare, 14.4% Medicaid, 40.0% discounted and commercial and 11.2% other.

Salaries and benefits decreased as a percentage of revenues to 39.0% for the three months ended December 31, 2002 from 39.1% for the three months ended December 31, 2001. Excluding the effect of the net adjustment to estimated third-party payor settlements mentioned above, salaries and benefits increased as a percentage of revenues to 40.0% for the three months ended December 31, 2002 from 39.1% over the same period in 2001 primarily as a result of the 2002 acquisitions which had higher salaries and benefits as a percentage of revenues than our average. Salaries and benefits as a percentage of revenues for the 2002 acquisitions was approximately 52.8%. In addition, salaries and benefits per man-hour increased 7.1% but was partially offset by a decrease in man-hours per equivalent admission of 2.7%. Of this 7.1% increase, 3.8% relates to benefits, 0.7% to contract labor and 2.6% to rate. On a same hospital basis, salaries and benefits decreased as a percentage of revenues to 37.2% for the three months ended December 31, 2002 from 38.5% over the same period in 2001. Excluding the net adjustments to estimated third-party payor settlements, salaries and benefits, on a same hospital basis, decreased as a percentage of revenues to 38.3% for the three months ended December 31, 2002 from 38.5% over the same period in 2001. On a same hospital basis, excluding the net adjustments to estimated third-party payor settlements, our salaries and benefits per equivalent admission grew 3.9% overall over the same periods. This is split roughly between increase in rate, contract labor and benefits of 7.9% offset by efficiencies of 3.8%. Of this 7.9% increase, 3.6% relates to benefits, 1.3% to contract labor and 3.0% to rate.

Supply costs decreased as a percentage of revenues to 12.3% for the three months ended December 31, 2002 from 12.7% for the three months ended December 31, 2001. Excluding the effect of the net adjustments to estimated third-party payor settlements, supply costs decreased slightly as a percentage of revenues to 12.6% for the three months ended December 31, 2002 compared to 12.7% for the same period in 2001. Supplies expense, as a percentage of revenues for the 2002 acquisitions, was approximately 16.7%. On a same hospital basis, supply costs decreased as a percentage of revenues to 11.6% for the three months ended December 31, 2002 from 12.6% over the same period in 2001. Excluding the net adjustments to estimated third-party payor settlements, supply costs, on a same hospital basis, decreased as a percentage of revenues to 12.0% for the three months ended December 31, 2002 from 12.6% over the same period in 2001 primarily as a result of the benefit from group purchasing.

Other operating expenses decreased as a percentage of revenues to 17.9% for the three months ended December 31, 2002 from 19.6% for the three months ended December 31, 2001. Other operating expenses as a percentage of revenues for the 2002 acquisitions was approximately 22.0%. Excluding the effect of the net adjustments to estimated third-party payor settlements, other operating expenses decreased as a percentage of revenues to 18.4% for the three months ended December 31, 2002 compared to 19.6% for the same period in 2001. The decrease was primarily the result of an increase in volumes and revenues. On a same hospital basis, other operating expenses decreased as a percentage of revenues to 17.6% for the three months ended December 31, 2002 from 20.0% over the same period in 2001. Excluding the net adjustments to estimated third-party payor settlements, other operating expenses, on a same hospital basis, decreased as a percentage of revenues to 18.1% for the three months ended December 31, 2002 from 19.9% over the same period in 2001. Other operating expenses are a more fixed type expense and we should continue to experience a decrease in this area as a percentage of revenues.

Provision for doubtful accounts increased as a percentage of revenues to 8.1% for the three months ended December 31, 2002 from 7.1% for the three months ended December 31, 2001. Excluding the effect of the net adjustments to estimated third-party payor settlements, the provision for doubtful accounts increased as a percentage of revenues to 8.3% for the three months ended December 31, 2002 from 7.1% over the same period in 2001, primarily as a result of our 2002 acquisitions which have a higher provision for doubtful accounts as a percentage of revenues than our average. Provision for doubtful accounts as a percentage of revenues for the 2002 acquisitions was 18.2%. On a same hospital basis, the provision for doubtful accounts increased slightly as a percentage of revenues to 7.2% for the three months ended December 31, 2002 from 7.1% over the same period in 2001. Excluding the net adjustments to estimated third-party payor settlements, the provision for doubtful accounts, on a same hospital basis, increased as a percentage of revenues to 7.5% for the three months ended December 31, 2002 from 7.1% over the same period in 2001, primarily as a result of an increase in self-pay revenues.

EBITDA increased 29.7% to $45.9 million for the three months ended December 31, 2002 compared to $35.3 million for the three months ended December 31, 2001. Of this increase, $5.0 million or 14.2% was from net adjustments to estimated third-party payor settlements, and $6.9 million or 19.8% was from same hospital EBITDA (net of adjustments to estimated third-party payor settlements). This increase was offset by an EBITDA loss of $1.3 million or 3.7% from the fourth quarter 2002 acquisitions.

Depreciation and amortization expense remained constant at $9.9 million for the three months ended December 31, 2002 and 2001. We ceased amortizing goodwill as required by Statement of Financial Accounting Standards ("SFAS") No. 142, effective January 1, 2002. Goodwill amortization during the three months ended December 31, 2001 was $0.5 million.

Net interest expense decreased to $3.4 million for the three months ended December 31, 2002 from $3.9 million for the three months ended December 31, 2001 due to lower interest expense on our $250 million 4 1/2% Convertible Subordinated Notes due 2009 as compared to the interest expense on our $150 million 10 3/4% Senior Subordinated Notes, which were repurchased during 2002.

ESOP expense decreased to $2.3 million for the three months ended December 31, 2002 from $2.4 million for the three months ended December 31, 2001. This decrease was because of a lower average fair market value of our common stock for the three months ended December 31, 2002 compared to the same period in 2001. We recognize ESOP expense based on the average fair market value of the shares committed to be released during the period.

Minority interest in earnings of consolidated entity was zero for the three months ended December 31, 2002 compared to $0.8 million for the three months ended December 31, 2001. We purchased the outstanding 30% limited partner interest in Dodge City Healthcare Group, L.P., the entity that owns and operates the 110-bed Western Plains Regional Hospital and affiliated surgery center in Dodge City, Kansas, for $25 million in October 2002. Minority interest in earnings of consolidated entity relates to this entity.

The provision for income taxes increased to $12.5 million for the three months ended December 31, 2002 compared to $8.0 million for the three months ended December 31, 2001. These provisions reflect effective income tax rates of 41.3% for the three months ended December 31, 2002 compared to 43.7% for the three months ended December 31, 2001. The effective tax rate decreased primarily due to the decline in the permanent differences between book and taxable income as a percentage of pre-tax income. The effective tax rate was reduced in the fourth quarter of 2002 to reflect the appropriate year-to-date effective tax rate of 42.1%.

During the three months ended December 31, 2002, we repurchased $2.9 million of our $150.0 million 10 3/4% Senior Subordinated Notes due 2009. In connection with these repurchases, we recorded an extraordinary loss on the early retirement of debt in the amount of $0.2 million, net of tax benefits of $0.4 million. The gross extraordinary charge of $0.6 million consists of $0.5 million in premiums, commissions and fees paid for the repurchases and $0.1 million in non-cash net deferred loan cost write-offs.

For the Years Ended December 31, 2002 and 2001. Revenues increased 20.0% to $743.6 million for the year ended December 31, 2002 compared to $619.4 million for the year ended December 31, 2001. Of this increase, $13.6 million or 2.2% was from the 2002 fourth quarter acquisitions, $47.1 million or 7.6% was from the 2001 acquisitions, $11.0 million or 1.8% was from the increase in net adjustments to estimated third-party payor settlements, and $52.5 million or 8.4% was from same hospital revenues (net of adjustments to estimated third-party payor settlements).

Net adjustments to estimated third-party payor settlements resulted in an increase to net revenues of $13.0 million for the year ended December 31, 2002 compared to $2.0 million for the same period last year. Net adjustments of $5.0 million of the $13.0 million mentioned above relate to the favorable settlement of a Kentucky inpatient Medicaid rate appeal that covered the period January 1, 1996 through June 30, 2002.

The remaining $8.0 million of adjustments relates primarily to the cost reports that were delayed by outpatient PPS. The third party payor settlements had a favorable diluted earnings per share effect of $0.17 for the year ended December 31, 2002. As of December 31, 2002, we had seven cost reports to file relating to this delay in outpatient PPS.

On a same hospital basis, inpatient admissions grew slightly at 0.1%, total surgeries grew 6.8%, inpatient surgeries grew 5.7%, outpatient surgeries grew 7.2% and emergency room visits grew 2.3% for the year ended December 31, 2002 compared to the year ended December 31, 2001.

On a same hospital basis, excluding the net adjustments to estimated third-party payor settlements, equivalent admissions grew 4.0% and net revenues per equivalent admissions grew 4.4% for the year ended December 31, 2002 compared to the year ended December 31, 2001. Outpatient revenues, on a same hospital basis, grew 12.2% from $289.1 million to $324.3 million and inpatient revenues grew 4.6% from $309.6 million to $323.9 million over the same periods.

Our breakdown of consolidated revenues for the year ended December 31, 2002, excluding net adjustments to estimated third-party payor settlements, was 34.8% Medicare, 15.9% Medicaid, 38.6% discounted and commercial and 10.7% other. This compares to consolidated revenues, excluding net adjustments to estimated third-party payor settlements, of 34.1% Medicare, 14.2% Medicaid, 40.3% discounted and commercial and 11.4% other for 2001.

Our breakdown of revenues for the year ended December 31, 2002, on a same hospital basis, excluding net adjustments to estimated third-party payor settlements, was 34.9% Medicare, 14.7% Medicaid, 39.9% discounted and commercial and 10.5% other. This compares to revenues on a same hospital basis excluding net adjustments to estimated third-party payor settlements of 34.5% Medicare, 14.0% Medicaid, 40.8% discounted and commercial and 10.7% other for 2001.

Our total costs did not increase at the same rate as our revenues. The increase in volumes and revenues per equivalent admission contributed to the reduction of our total operating expenses as a percentage of revenues because we were able to spread our operating costs over an increased base of revenues.

Salaries and benefits decreased as a percentage of revenues to 39.2% for net the year ended December 31, 2002 from 39.3% for the year ended December 31, 2001. Excluding the effect of the net adjustments to estimated third-party payor settlements mentioned above, salaries and benefits increased as a percentage of net revenues to 39.9% for the year ended December 31, 2002 from 39.4% over the year ended December 31, 2001, primarily as a result of the 2002 acquisitions and a 6.4% increase in salaries and benefits per man-hour. Our largest area of increase was employee benefits, which increased by $11.7 million over 2001. The increase in salaries and benefits as a percentage of revenues was partially offset by a 2.4% decrease in man-hours per equivalent admission for the year ended December 31, 2002 compared to the year ended December 31, 2001. On a same hospital basis, salaries and benefits decreased as a percentage of revenues to 38.2% for the year ended December 31, 2002 from 39.1% over the year ended December 31, 2001. Excluding the net adjustments to estimated third-party payor settlements, salaries and benefits, on a same hospital basis, decreased as a percentage of revenues to 39.0% for the year ended December 31, 2002 from 39.3% over the same period last year. On a same hospital basis, excluding the net adjustments to estimated third-party payor settlements, our salaries and benefits per equivalent admission grew 3.8%. This is split roughly between an increase in rates, contract labor and benefits of 6.8% offset by efficiencies of 2.8%. Of this 6.8% increase, 1.8% relates to benefits, 0.5% relates to contract labor and 4.5% relates to rate. Contract labor was up $1.7 million in 2002 over 2001.

Supply costs decreased as a percentage of revenues to 12.4% for the year ended December 31, 2002 from 12.6% for the year ended December 31, 2001. Excluding the effect of the net adjustments to estimated third-party payor settlements mentioned above, supply costs decreased as a percentage of net revenues to 12.6% for the year ended December 31, 2002 from 12.7% for 2001. The cost of supplies per equivalent admission increased 2.1%. On a same hospital basis, supply costs decreased as a percentage of revenues to 12.1% for the year ended December 31, 2002 from 12.6% for 2001. Excluding the net adjustments to estimated third-party payor settlements, supply costs, on a same hospital basis, decreased to 12.3% as a percentage of revenues for the year ended December 31, 2002 from 12.6% for 2001 primarily as a result of the benefit from group purchasing.

Other operating expenses decreased as a percentage of revenues to 18.4% for the year ended December 31, 2002 from 19.5% for the year ended December 31, 2001. Included in other operating expenses for the year ended December 31, 2002 are expenses of $0.9 million relating to the net adjustments to estimated third-party payor settlements. Excluding the effect of the net adjustments to estimated third-party payor settlements, net of the related expenses included in other operating expenses, other operating expenses decreased to 18.6% for the year ended December 31, 2002 from 19.5% for 2001. The decrease was primarily the result of a decrease in physician recruiting expense as a percentage of revenues; however, the amount of physician recruiting expense increased to $6.5 million for the year ended December 31, 2002 from $6.4 million for 2001. On a same hospital basis, other operating expenses decreased as a percentage of revenues to 18.4% for the year ended December 31, 2002 from 19.6% for 2001. Excluding the net adjustments to estimated third-party payor settlements, other operating expenses, on a same hospital basis, decreased to 18.6% as a percentage of revenues for the year ended December 31, 2002 from 19.6% for 2001.

Provision for doubtful accounts remained constant as a percentage of revenues at 7.4% for the years ended December 31, 2002 and 2001. Excluding the net adjustments to estimated third-party payor settlements, the provision for doubtful accounts increased to 7.6% as a percentage of revenues for the year ended December 31, 2002 from 7.4%, primarily as a result of the 2002 acquisitions. On a same hospital basis, provision for doubtful accounts decreased as a percentage of revenues to 7.1% for the year ended December 31, 2002 from 7.5% for 2001. Excluding the net adjustments to estimated third-party payor settlements, the provision for doubtful accounts, on a same hospital basis, decreased as a percentage of revenues to 7.2% for the year ended December 31, 2002 from 7.5% for 2001 primarily as a result of an improvement in same hospital collections from all payor sources.

EBITDA increased 27.6% to $167.7 million for the year ended December 31, 2002 compared to $131.4 million for the year ended December 31, 2001. Of this increase, $10.1 million or 7.7% was from net adjustments to estimated third-party payor settlements, and $23.3 million or 17.7% was from same hospital EBITDA (net of adjustments to estimated third-party payor settlements). This increase was offset by an EBITDA loss of $1.3 million or 1.0% from the fourth quarter 2002 acquisitions.

Depreciation and amortization expense increased to $37.9 million for the year ended December 31, 2002 from $34.7 million for the year ended December 31, 2001, primarily as a result of our 2001 and 2002 acquisitions and our increase in capital expenditures during the past year. This was partially offset by the cessation of goodwill amortization required by SFAS No. 142, which was effective January 1, 2002. Goodwill amortization during the year ended December 31, 2001 was $1.6 million.

Net interest expense decreased to $13.3 million for the year ended December 31, 2002 from $18.1 million for the year ended December 31, 2001 due to lower interest expense on our $250 million 4 1/2% Convertible Subordinated Notes due 2009 as compared to the interest expense on our $150 million 10 3/4% Senior Subordinated Notes, which were repurchased in 2002.

ESOP expense decreased to $9.7 million for the year ended December 31, 2002 from $10.4 million for the year ended December 31, 2001. This decrease was because of a lower average fair market value of our common stock for the year ended December 31, 2002 compared to 2001. We recognize ESOP expense based on the average fair market value of the shares committed to be released during the period.

During the year ended December 31, 2001, we recorded a $0.5 million pre-tax gain, related to the favorable settlement of the sale of a facility for which we had previously recorded an impairment charge.

Minority interest in earnings of consolidated entity decreased to $2.2 million for the year ended December 31, 2002 compared to $2.7 million for the year ended December 31, 2001, primarily because we purchased the outstanding 30% limited partner interest in Dodge City Healthcare Group, L.P., the entity that owns and operates the 110-bed Western Plains Regional Hospital and affiliated surgery center in Dodge City, Kansas, for $25 million in October 2002. Minority interest in earnings of consolidated entity relates to this joint venture.

The provision for income taxes increased to $44.0 million for the year ended December 31, 2002 compared to $31.1 million for the year ended December 31, 2001. These provisions reflect effective income tax rates of 42.1% for the year ended December 31, 2002 compared to 47.1% for the year ended December 31, 2001. The effective tax rate decreased primarily due to the decline in the permanent differences between book and taxable income as a percentage of pre-tax income. The Internal Revenue Service ("IRS") is in the process of conducting an examination of our federal income tax returns for the calendar years ended December 31, 1999 and 2000. The IRS has not proposed any adjustments as of December 31, 2002.

During 2002, we repurchased all of our $150.0 million 10 3/4% Senior Subordinated Notes due 2009. In connection with these repurchases, we recorded an extraordinary loss from the early retirement of debt in the amount of $19.1 million, net of tax benefits of $11.9 million. The gross extraordinary loss of $31.0 million consists of $26.5 million in premiums, commissions and fees paid for the repurchases and $4.5 million in non-cash net deferred loan cost write-offs.

In June 2001, we completed a $200 million, five-year amended and restated credit agreement with a syndicate of banks, which increased our available credit under our revolving credit agreement from $65 million to $200 million. Upon consummation of this amended and restated agreement, we had a non-cash write-off of $2.6 million in deferred loan costs related to our original credit agreement, which resulted in an extraordinary loss of $1.6 million, net of a tax benefit of $1.0 million.

For the Years Ended December 31, 2001 and 2000. Revenues increased 11.2% to $619.4 million for the year ended December 31, 2001 compared to $557.1 million for the year ended December 31, 2000 primarily as a result of a 7.8% increase in equivalent admissions and a 3.1% increase in revenues per equivalent admission. In addition, total surgeries, outpatient surgeries and emergency room visits increased 13.9%, 15.5% and 6.2%, respectively, for the year ended December 31, 2001 over the same period in 2000. On a same hospital basis, revenues increased 9.5% for the year ended December 31, 2001 compared to the same period in 2000.

Salaries and benefits decreased as a percentage of revenues to 39.3% for the year ended December 31, 2001 from 40.2% for the year ended December 31, 2000 primarily as a result of improvements in labor productivity and an increase in revenues per equivalent admission. Man-hours per equivalent admission decreased 5.0% over the same period in 2000. The decrease in salaries and benefits as a percentage of revenue was partially offset by a 5.9% increase in salaries and benefits per man-hour for the year ended December 31, 2001 compared to the year ended December 31, 2000. On a same hospital basis, salaries and benefits decreased as a percentage of revenues to 38.7% for the year ended December 31, 2001 from 39.3% over the same period in 2000.

Supply costs increased as a percentage of revenues to 12.6% for the year ended December 31, 2001 from 12.0% for the year ended December 31, 2000. The cost of supplies per equivalent admission increased 8.2% primarily as a result of increases in the number of surgeries performed by us during the year ended December 31, 2001 compared to the year ended December 31, 2000 as supply costs incurred in connection with surgeries are higher than supply costs incurred for other procedures. In addition, the increase is partially due to increases in pharmaceutical costs as well as general inflation. On a same hospital basis, supply costs increased as a percentage of revenues to 12.6% for the year ended December 31, 2001 from 12.1% over the same period in 2000.

Other operating expenses decreased as a percentage of revenues to 19.5% for the year ended December 31, 2001 from 21.3% for the year ended December 31, 2000. The decrease was primarily the result of an increase in volumes and revenues per equivalent admission as discussed above and a decrease in professional fees and contract services as a percentage of revenues. On a same hospital basis, other operating expenses decreased as a percentage of revenues to 19.5% for the year ended December 31, 2001 from 21.3% over the same period in 2000.

Provision for doubtful accounts decreased slightly as a percentage of revenues to 7.4% for the year ended December 31, 2001 from 7.5% for the year ended December 31, 2000. On a same hospital basis, provision for doubtful accounts increased as a percentage of revenues to 6.6% for the year ended December 31, 2001 from 6.3% over the same period in 2000.

Depreciation and amortization expense increased to $34.7 million for the year ended December 31, 2001 from $34.1 million for the year ended December 31, 2000 primarily due to the depreciation and amortization of the hospitals acquired during 2001 offset by the sale of five hospitals during 2000.

Net interest expense decreased to $18.1 million for the year ended December 31, 2001 from $30.7 million for the year ended December 31, 2000. This decrease was primarily the result of our repayment of the remaining bank debt borrowings outstanding during April and May 2001.

ESOP expense increased to $10.4 million for the year ended December 31, 2001 from $7.1 million for the year ended December 31, 2000. This increase was because of a higher average fair market value of our common stock for the year ended December 31, 2001 compared to the same period in 2000.

During the year ended December 31, 2001 and 2000, we recorded a $0.5 million and $1.4 million pre-tax gain, respectively, related to the favorable settlement on the sale of a facility on which we had previously recorded an impairment charge.

Minority interests in earnings of consolidated entities increased to $2.7 million for the year ended December 31, 2001 compared to $2.2 million for the year ended December 31, 2000 primarily because of an increase in the pretax income of our previously non-wholly owned hospital.

The provision for income taxes increased to $31.1 million for the year ended December 31, 2001 compared to $15.2 million for the year ended December 31, 2000 primarily as a result of higher pre-tax income for the year ended December 31, 2001 compared to the year ended December 31, 2000. These provisions reflect effective income tax rates of 47.1% for 2001 compared to 45.9% for 2000. The increase in the effective income rate primarily resulted from the increase in the nondeductible portion of ESOP expense due to the higher average fair market value of the shares committed to be released during 2001 compared to 2000. The ESOP expense deductible for tax purposes is fixed at $3.2 million per year.

In June 2001, we completed a $200 million, five-year amended and restated credit agreement with a syndicate of banks, which increased our available credit under our revolving credit agreement from $65 million to $200 million. Upon consummation of this amended and restated agreement, we wrote off $2.6 million of deferred loan costs related to our original credit agreement, which resulted in an extraordinary loss of $1.6 million, net of a tax benefit of $1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows — Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Our cash and cash equivalents decreased to $23.0 million at December 31, 2002 from $57.2 million at December 31, 2001. The decrease is primarily from the $224.7 million used in investing activities offset in part by $114.8 million provided by operating activities and $75.7 million provided by financing activities.

Our working capital decreased to $67.9 million at December 31, 2002 compared to $82.7 million at December 31, 2001. The decrease in our working capital was primarily the result of the utilization of our cash through acquisitions, capital expenditures and repurchases of our 10 3/4% Senior Subordinated Notes due 2009. Our cash provided by operating activities increased slightly to $114.8 million in 2002 from $114.1 million in 2001. The increase in cash provided by operating activities was primarily the result of improved income before extraordinary items offset by the larger increase in accounts receivable resulting from higher revenues during 2002 compared to 2001 and the decrease in our net adjustments to estimated third-party payor settlements.

Our net revenue days in accounts receivable at December 31, 2002, exclusive of the recent acquisitions, were 35.4 days compared to 31.7 days at December 31, 2001. The difference in days is primarily due to the filing of our cost reports during 2002. There was $8.0 million in non-cash net adjustments to estimated settlements during 2002 that were classified as credit balances in accounts receivable at December 31, 2001. This equates to 4 1/2 revenue days. The estimated third-party payor settlements account balance of $8.2 million includes $7.9 million due to Kentucky Medicaid. We paid a total of $6.7 million net in cash in the fourth quarter of 2002 on all settlements, of which, $5.8 million was paid to Kentucky Medicaid.

Our cash used in investing activities increased to $224.7 million in 2002 from $68.3 million in 2001, resulting primarily from larger outlays of cash used for acquisitions and an increase in our capital expenditures. We acquired five facilities in 2002 for $137.1 million compared to three facilities acquired in 2001 for $36.5 million. We also purchased the outstanding 30% limited partner interest in Dodge City Healthcare Group, L.P., the entity that owns and operates 110-bed Western Plains Regional Hospital and affiliated surgery center in Dodge City, Kansas, for $25 million in 2002. We used our available cash to finance the cost of these transactions. Capital expenditures increased to $60.7 million during 2002 compared to $35.8 million during 2001. Our routine capital expenditures were $18.8 million for 2002 compared to $16.3 million in 2001. In addition, we entered into a bulk purchase agreement in June 2002 to purchase $10 million in new equipment, of which we had paid $7.8 million as of December 31, 2002. We have some large projects in process at a number of our facilities. We are reconfiguring some of our hospitals to accommodate more effectively inpatient and outpatient services and restructuring existing surgical capacity in some of our hospitals to permit additional patient volume and a greater variety of services. At December 31, 2002, we had projects under construction with an estimated additional cost to complete and equip of approximately $45.8 million. We anticipate that these projects will be completed over the next three years. We anticipate that our total capital expenditures in 2003 will range from $75 million to $85 million, excluding acquisitions. We anticipate funding these expenditures through cash provided by operating activities, available cash and borrowings under our revolving credit facility.

Our cash provided by financing activities was $75.7 million during 2002 compared to cash used in financing activities of $28.3 million during 2001. We raised $250.0 million (excluding $7.5 million in related fees) in our offering of 4 1/2% Convertible Subordinated Notes due 2009 during May 2002. This was offset by our repurchase of $150.0 million (excluding $26.5 million in premiums, commissions and fees) of our 10 3/4% Senior Subordinated Notes during 2002. In addition, we received $5.7 million in 2002 and $1.5 million in 2001 from certain of our executives in payment of loans that were issued to these executives to purchase our common stock at the fair market value on the date of purchase during 1999. During 2001, we received $100.4 million from our public offering of common stock and repaid $139.3 million of bank debt.

Cash Flows — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Our cash and cash equivalents increased to $57.2 million at December 31, 2001, from $39.7 million at December 31, 2000. The increase is primarily from $114.1 million provided by operating activities offset in part by $68.3 million and $28.3 million used in investing and financing activities, respectively.

Our working capital increased to $82.7 million at December 31, 2001 compared to $65.4 million at December 31, 2000, and our cash provided by operating activities increased to $114.1 million in 2001 from $83.4 million in 2000 resulting primarily from increased patient volumes and effective management of our working capital. Working capital was negatively impacted by increases in accounts payable and accrued salaries as a result of timing of payments.

The use of our cash in investing activities decreased to $68.3 million in 2001 from $91.8 million in 2000, resulting primarily from smaller outlays of cash for acquisitions during 2001, compared to 2000 and $30.0 million in proceeds from the sale of hospitals during 2000. Capital expenditures, excluding acquisitions, increased to $35.8 million during 2001 compared to $31.4 million during 2000.

We used cash in financing activities of $28.3 million during 2001 compared to cash provided by financing activities of $35.6 million during 2000. We received $100.4 million from our public offering of common stock and we repaid $139.3 million of bank debt during 2001. In 2000, we borrowed $65.0 million to fund the acquisition of two hospitals and repaid $35.7 million of bank debt primarily from our proceeds from the sale of facilities.

Financing Activities. Effective May 22, 2002, we sold $250 million of 4 1/2% Convertible Subordinated Notes due 2009 (the "Convertible Notes"). The net proceeds of approximately $242.5 million were used for acquisitions, capital improvements at our existing facilities, repurchases of our 10 3/4% Senior Subordinated Notes discussed below, working capital and general corporate purposes. The Convertible Notes bear interest at the rate of 4 1/2% per year, payable semi-annually on June 1 and December 1, beginning on December 1, 2002. The Convertible Notes are convertible at the option of the holder at any time on or prior to maturity into shares of our common stock at a conversion price of $47.36 per share. The conversion price is subject to adjustment in certain circumstances. We may redeem all or a portion of the Convertible Notes on or after June 3, 2005, at the then current redemption prices, plus accrued and unpaid interest. Holders of the Convertible Notes may require us to repurchase all of the holder's Convertible Notes at 100% of their principal amount plus accrued and unpaid interest in some circumstances involving a change of control. The Convertible Notes are unsecured and subordinated to our existing and future senior indebtedness and senior subordinated indebtedness. The Convertible Notes rank junior to our liabilities. The indenture does not contain any financial covenants. A total of 5,278,825 shares of common stock have been reserved for issuance upon conversion of the Convertible Notes.

During 2002, we repurchased all of our $150.0 million 10 3/4% Senior Subordinated Notes and paid $26.5 million in premiums, commissions and fees on these repurchases. In connection with these repurchases, we recorded an extraordinary loss on the early retirement of debt during 2002 in the amount of $19.1 million, net of tax benefits of $11.9 million.

In March 2001, we received approximately $100.4 million in net proceeds from a public offering of 3,680,000 shares of our common stock. During 2001, we used the proceeds, along with available cash, to repay the $139.3 million in borrowings outstanding under our existing credit agreement.

In June 2001, we completed a $200 million, five-year amended and restated credit agreement (the "2001 Agreement") with a syndicate of lenders, which increased our available credit under the revolving credit facility from $65 million to $200 million and expires in 2006. As of December 31, 2002, we had $27.9 million of letters of credit outstanding, which reduced the amount available under the revolving credit facility to $172.1 million. Obligations under the 2001 Agreement are guaranteed by substantially all of our current and future subsidiaries and are secured by substantially all of our assets and the stock of our subsidiaries. The revolving credit facility requires that we comply with various financial ratios and tests and contains covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends, for which we were in compliance as of December 31, 2002.

The applicable interest rate under the 2001 Agreement is based on either LIBOR plus a margin ranging from 1.25% to 2.25% or prime plus a margin ranging from 0% to 0.5%, both depending on our consolidated total debt to consolidated EBITDA ratio, as defined, for the most recent four quarters. We also pay a commitment fee ranging from 0.3% to 0.5% of the average daily unused balance. The applicable commitment fee rate is based on our consolidated total debt to consolidated EBITDA ratio, as defined, for the most recent four quarters. The interest rate under the 2001 Agreement was 2.88% at December 31, 2002.

We are in compliance with all covenants or other requirements set forth in our debt agreements. Further, these agreements do not contain provisions that would accelerate the maturity dates of our debt upon a downgrade in our credit rating. However, a downgrade in our credit rating could adversely affect our ability to renew existing credit facilities or obtain access to new credit facilities in the future and could increase the cost of such facilities. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

We do not consider the sale of any assets to be necessary to repay our indebtedness or to provide working capital. However, for other reasons, we may sell facilities in the future from time to time. Our management anticipates that operations and amounts available under our revolving credit facility will provide sufficient liquidity for the next twelve months.

Our business strategy contemplates the acquisition of additional hospitals and we continuously review potential acquisitions. These acquisitions may, however, require additional financing. We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities from lenders, or restructure our long-term debt or equity for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders.

OBLIGATIONS AND COMMITMENTS

The following table reflects a summary of our obligations and commitments outstanding at December 31, 2002 (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Long-term debt [(a)]	$ 322.2	$ 11.3	$ 22.5	$ 22.5	$ 265.9
Lease obligations	17.6	5.2	6.3	3.0	3.1
Capital expenditure commitments	65.8	37.7	20.1	–	8.0
Physician commitments	17.0	12.1	4.2	0.7	–
Other long-term obligations	0.7	0.5	0.2	–	–
Subtotal	$ 423.3	$ 66.8	$ 53.3	$ 26.2	$ 277.0

	Amount of Commitment Expiration per Period				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Other Commercial Commitments					
Guarantees of surety bonds	$ 0.5	$ 0.5	$ –	$ –	$ –
Letters of credit	27.9	27.9	–	–	–
Subtotal	$ 28.4	$ 28.4	$ –	$ –	$ –
Total obligations and commitments	$ 451.7	$ 95.2	$ 53.3	$ 26.2	$ 277.0

(a) Includes principal and interest.

We have never declared or paid dividends on our common stock. We intend to retain future earnings to finance the growth and development of our business and, accordingly, do not currently intend to declare or pay any dividends on our common stock. Our board of directors will evaluate our future earnings, results of operations, financial condition and capital requirements in determining whether to declare or pay cash dividends. Delaware law prohibits us from paying any dividends unless we have capital surplus or net profits available for this purpose. In addition, our credit facilities impose restrictions on our ability to pay dividends.

We are reconfiguring some of our facilities to accommodate more effectively inpatient and outpatient services and restructuring existing surgical capacity in some of our hospitals to permit additional patient volume and a greater variety of services. We have incurred approximately $18.1 million in uncompleted projects as of December 31, 2002, which is included in construction in progress in our accompanying consolidated balance sheet. At December 31, 2002, we had projects under construction with an estimated additional cost to complete and equip of approximately $45.8 million, including the committed capital improvements for Ville Platte Medical Center as discussed below.

In accordance with the terms of our asset purchase agreement of Ville Platte Medical Center, we agreed to make certain capital improvements which, including the initial cash payment and liabilities assumed, are not required to exceed $25.0 million. The capital improvements must be completed by December 1, 2004. The initial cash payment and liabilities assumed totaled $15.1 million, which leaves $9.9 million required for capital improvements. We have incurred approximately $0.8 million of the required capital improvements as of December 31, 2002.

In accordance with the terms of our asset purchase agreement of Logan Regional Medical Center, we agreed to expend, regardless of the results of the hospital's operations, at least $20.0 million in the aggregate for capital expenditures and improvements during the ten year period following the date of acquisition of December 1, 2002.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Our interest expense is sensitive to changes in the general level of interest rates. We do not currently use derivatives to alter the interest rate characteristics of our debt instruments.

With respect to our interest-bearing liabilities, all of our long-term debt outstanding at December 31, 2002 is subject to a fixed interest rate of 4.5%. The fair value of our total long-term debt was approximately $246.6 million at December 31, 2002. We determined the fair value using the quoted market price at December 31, 2002. Since all of our long-term debt outstanding at December 31, 2002 is subject to a fixed interest rate, we did not estimate changes to our interest expense or fair value of long-term debt based on a hypothetical increase in interest rates. As discussed above, we do have a $200 million revolving credit facility that is subject to variable interest rates. At December 31, 2002, the only amount reducing the revolving credit facility is $27.9 million in standby letters of credit. In the event we increase our amount outstanding under the revolving credit facility and interest rates change significantly, we expect management would take actions intended to further mitigate our exposure to such change.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated retirement costs. SFAS No. 143 applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. We do not expect SFAS No. 143 to have a material effect on our results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements, 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Under certain provisions of SFAS No. 145, gains and losses related to the extinguishment of debt will no longer be segregated on the income statement as extraordinary items net of the effects of income taxes. Instead, those gains and losses should be included as a component of income before income taxes. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board Opinion No. 30 for classification as an extraordinary item will be reclassified upon adoption. If we had adopted SFAS No. 145 in the first quarter of 2001, the extraordinary losses on early retirement of debt of $2.6 million and $31.0 million, before the $1.0 million and $11.9 million effect of income taxes, for the years ended December 31, 2001 and 2002, respectively, would have been reflected in income before income taxes. See Note 11 to the Consolidated Financial Statements for a summary of the effect of adopting SFAS No. 145.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes the provisions of EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 requires companies to establish liabilities for costs to exit an activity when the costs are incurred as opposed to the date when the companies commit to the exit plan. Exit costs covered by SFAS No. 146 include but are not limited to certain employee severance and relocation costs, lease termination costs and other costs related to restructuring or discontinuing operations. SFAS No. 146 is effective for exit activities initiated after December 31, 2002. We do not expect SFAS No. 146 to have a significant impact on our results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

The initial recognition and measurement provisions of this interpretation are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. We do not expect this new interpretation to have a material effect on our results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not expect this new interpretation to have a material effect on our results of operations or cash flows.

INFLATION

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when shortages in marketplaces occur. In addition, suppliers and insurers pass along rising costs to us in the form of higher prices. Our ability to pass on these increased costs is limited because of increasing regulatory and competitive pressures, as discussed above. In the event we experience inflationary pressures, results of operations may be materially affected.

HEALTHCARE REFORM

In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures. While we are unable to predict which, if any, proposals for healthcare reform will be adopted, there can be no assurance that proposals adverse to our business will not be adopted.

PRIOR PERIOD COST REPORT SETTLEMENTS

Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a Prospective Payment System, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. Since implementation of outpatient PPS in August 2000, due dates of all Medicare cost reports have been extended due to a delay in receiving certain government reports. Most of our postponed cost reports were filed during 2002. As of December 31, 2002, we had seven cost reports to file related to this filing delay.

Net adjustments to estimated third-party payor settlements resulted in an increase to our revenues of $2.0 million and $13.0 million for the years ended December 31, 2001 and 2002, respectively. Net adjustments of $5.0 million of the $13.0 million in 2002 mentioned above related to the favorable settlement of a Kentucky Medicaid rate appeal that covered several fiscal years. The remaining $8.0 million for the year ended December 31, 2002 primarily relates to the delay of filing cost reports caused by the conversion to outpatient PPS. The adjustments had a favorable earnings per share effect of $0.03 and $0.17 for the years ended December 31, 2001 and 2002, respectively.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements included in this Annual Report have been prepared by management, which is responsible for the integrity and fair presentation of the financial data and related disclosures. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's estimates and assumptions. Management believes that the consolidated financial statements fairly reflect the Company's financial position and results of operations.

To gather and control financial data, the Company maintains accounting systems supported by internal controls that provide reasonable assurance over the preparation of reliable financial statements. Management believes that a high level of internal control is maintained by the selection and training of qualified personnel, by the establishment and communication of accounting and business policies, and by internal audits.

Ernst & Young LLP, the Company's independent auditors, are engaged to audit and to render an opinion as to whether the Company's financial statements, considered in their entirety, present the Company's financial condition and operating results fairly. Their audit is conducted in accordance with auditing standards generally accepted in the United States.

The Audit and Compliance Committee of the Board of Directors, composed of six outside directors, reviews the Company's accounting and auditing policies and meets regularly with the Company's Senior Vice President, Audit and Compliance, and the independent auditors.



Kenneth C. Donahey
Chairman and Chief Executive Officer



Michael J. Culotta
Senior Vice President and Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
LifePoint Hospitals, Inc.

We have audited the accompanying consolidated balance sheets of LifePoint Hospitals, Inc. (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LifePoint Hospitals, Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for certain intangible assets.



Nashville, Tennessee
February 14, 2003

(Dollars in millions, except per share amounts)	*Years Ended December 31,* 2000	2001	2002
Revenues	$ 557.1	$ 619.4	$ 743.6
Salaries and benefits	224.2	243.2	291.4
Supplies	67.0	78.2	92.2
Other operating expenses	118.1	120.8	137.1
Provision for doubtful accounts	42.0	45.8	55.2
Depreciation and amortization	34.1	34.7	37.9
Interest expense, net	30.7	18.1	13.3
ESOP expense	7.1	10.4	9.7
Gain on previously impaired assets	(1.4)	(0.5)	–
	521.8	550.7	636.8
Income before minority interests, income taxes and extraordinary item	35.3	68.7	106.8
Minority interests in earnings of consolidated entities	2.2	2.7	2.2
Income before income taxes and extraordinary item	33.1	66.0	104.6
Provision for income taxes	15.2	31.1	44.0
Income before extraordinary item	17.9	34.9	60.6
Extraordinary loss on early retirement of debt, net of tax benefit of $1.0 and $11.9 in 2001 and 2002, respectively	–	(1.6)	(19.1)
Net income	$ 17.9	$ 33.3	$ 41.5
Basic earnings per share:			
Income before extraordinary item	$ 0.57	$ 0.97	$ 1.62
Extraordinary loss on early retirement of debt	–	(0.04)	(0.51)
Net income	$ 0.57	$ 0.93	$ 1.11
Diluted earnings per share:			
Income before extraordinary item	$ 0.54	$ 0.94	$ 1.56
Extraordinary loss on early retirement of debt	–	(0.04)	(0.46)
Net income	$ 0.54	$ 0.90	$ 1.10

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except per share amounts)	December 31, 2001	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 57.2	$ 23.0
Accounts receivable, less allowances for doubtful accounts of $59.0 and $109.1 at December 31, 2001 and 2002, respectively	56.7	85.0
Inventories	16.3	20.5
Deferred income taxes and other current assets	18.7	14.8
	148.9	143.3
Property and equipment:		
Land	10.7	11.3
Buildings and improvements	262.0	285.3
Equipment	263.4	295.5
Construction in progress (estimated cost to complete and equip after December 31, 2002 – $45.8)	7.2	18.1
	543.3	610.2
Accumulated depreciation	(204.9)	(238.0)
	338.4	372.2
Deferred loan costs, net	7.1	8.6
Unallocated purchase price	12.6	136.1
Intangible assets, net	0.1	3.8
Goodwill	47.1	69.2
Other	0.1	0.3
	$ 554.3	$ 733.5
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 19.0	$ 28.5
Accrued salaries	18.6	24.4
Other current liabilities	10.7	14.3
Estimated third-party payor settlements	17.9	8.2
	66.2	75.4
Long-term debt	150.0	250.0
Deferred income taxes	21.0	24.9
Professional and general liability risks and other liabilities	16.9	25.6
Minority interests in equity of consolidated entities	5.2	–
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued	–	–
Common stock, $.01 par value; 90,000,000 shares authorized; 39,276,745 shares and 39,550,540 shares issued and outstanding at December 31, 2001 and 2002, respectively	0.4	0.4
Capital in excess of par value	285.0	297.2
Unearned ESOP compensation	(22.5)	(19.3)
Notes receivable for shares sold to employees	(5.7)	–
Retained earnings	37.8	79.3
	295.0	357.6
	$ 554.3	$ 733.5

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in millions)	*Years Ended December 31,* 2000	2001	2002
Cash flows from operating activities:			
Net income	$ 17.9	$ 33.3	$ 41.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34.1	34.7	37.9
ESOP expense	7.1	10.4	9.7
Minority interests in earnings of consolidated entities	2.2	2.7	2.2
Deferred income taxes	13.6	6.9	3.0
Reserve for professional and general liability risks, net	5.4	7.0	9.2
Extraordinary loss on early retirement of debt	–	2.6	31.0
Gain on previously impaired assets	(1.4)	(0.5)	–
Tax benefit from stock option exercises	6.4	8.1	1.7
Increase (decrease) in cash from operating assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	2.1	(1.0)	(16.9)
Inventories and other current assets	(1.7)	(0.6)	(3.2)
Accounts payable and accrued expenses	(11.4)	2.8	1.7
Income taxes payable	(0.2)	(3.5)	6.9
Estimated third-party payor settlements	7.1	9.6	(10.1)
Other	2.2	1.6	0.2
Net cash provided by operating activities	83.4	114.1	114.8
Cash flows from investing activities:			
Purchase of property and equipment, net	(31.4)	(35.8)	(60.7)
Purchase of facilities, net of cash acquired	(82.4)	(36.5)	(137.1)
Proceeds from sale of facilities	30.0	0.5	–
Purchase of minority interest in entity	–	–	(25.0)
Other	(8.0)	3.5	(1.9)
Net cash used in investing activities	(91.8)	(68.3)	(224.7)
Cash flows from financing activities:			
Proceeds from issuance of convertible notes, net	–	–	242.5
Repurchase of senior subordinated notes	–	–	(176.5)
Proceeds from stock offering, net	–	100.4	–
Proceeds from bank debt borrowings	65.0	–	–
Repayments of bank debt	(35.7)	(139.3)	–
Proceeds from exercise of stock options	7.2	12.2	3.0
Proceeds from employee loan repayments	–	1.5	5.7
Other	(0.9)	(3.1)	1.0
Net cash provided by (used in) financing activities	35.6	(28.3)	75.7
Change in cash and cash equivalents	27.2	17.5	(34.2)
Cash and cash equivalents at beginning of year	12.5	39.7	57.2
Cash and cash equivalents at end of year	$ 39.7	$ 57.2	$ 23.0
Supplemental disclosure of cash flow information:			
Interest payments	$ 29.4	$ 20.8	$ 16.3
Capitalized interest	$ 0.3	$ 0.7	$ 0.8
Income taxes paid (received), net	$ (4.4)	$ 18.4	$ 21.0

The accompanying notes are an integral part of the consolidated financial statements.

(Amounts in millions)	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Unearned ESOP Compensation	Notes Receivable for Shares Sold to Employees	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 1999	33.7	$ 0.3	$ 137.9	$ (28.9)	$ (10.2)	$ (13.4)	$ 85.7
Net income	–	–	–	–	–	17.9	17.9
ESOP compensation earned	–	–	3.9	3.2	–	–	7.1
Exercise of stock options, including tax benefits and other	1.0	–	17.1	–	–	–	17.1
Stock issued in connection with Management Stock Purchase Plan	–	–	0.7	–	–	–	0.7
Proceeds from employee loan repayments	–	–	(3.1)	–	3.0	–	(0.1)
Balance at December 31, 2000	34.7	0.3	156.5	(25.7)	(7.2)	4.5	128.4
Net income	–	–	–	–	–	33.3	33.3
ESOP compensation earned	–	–	7.2	3.2	–	–	10.4
Exercise of stock options, including tax benefits and other	0.9	–	20.5	–	–	–	20.5
Stock issued in connection with Management Stock Purchase Plan	–	–	0.5	–	–	–	0.5
Proceeds from employee loan repayments	–	–	–	–	1.5	–	1.5
Issuance of common stock from Offering	3.7	0.1	100.3	–	–	–	100.4
Balance at December 31, 2001	39.3	0.4	285.0	(22.5)	(5.7)	37.8	295.0
Net income	–	–	–	–	–	41.5	41.5
ESOP compensation earned	–	–	6.5	3.2	–	–	9.7
Exercise of stock options, including tax benefits and other	0.3	–	4.7	–	–	–	4.7
Stock issued in connection with Employee Stock Purchase Plan	–	–	0.5	–	–	–	0.5
Stock issued in connection with Management Stock Purchase Plan	–	–	0.5	–	–	–	0.5
Proceeds from employee loan repayments	–	–	–	–	5.7	–	5.7
Balance at December 31, 2002	39.6	$ 0.4	$ 297.2	$ (19.3)	$ –	$ 79.3	$ 357.6

The accompanying notes are an integral part of the consolidated financial statements.

1. ORGANIZATION AND ACCOUNTING POLICIES

Organization

On May 11, 1999, HCA Inc. ("HCA") completed the spin-off of its operations comprising the America Group to its stockholders by distributing all outstanding shares of LifePoint Hospitals, Inc. (the "Distribution"). LifePoint Hospitals, Inc., together with its subsidiaries, as appropriate, is hereinafter referred to as the "Company." A description of the Distribution and certain transactions with HCA is included in Note 2.

At December 31, 2002, the Company was comprised of 28 general, acute care hospitals and related healthcare entities. The entities are located in non-urban areas in the states of Alabama, Florida, Kansas, Kentucky, Louisiana, Tennessee, Utah, West Virginia and Wyoming.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company's direct or indirect ownership of a majority interest and exclusive rights granted to the Company as the sole general partner of such entities. All significant intercompany accounts and transactions within the Company have been eliminated in consolidation.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, contractual discounts and professional and general liability reserves. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

(a) Allowance for Doubtful Accounts. The Company's ability to collect outstanding receivables is critical to its results of operations and cash flows. The primary uncertainty lies with uninsured patient accounts and deductibles, co-payments or other amounts due from individual patients. The Company estimates the allowance for doubtful accounts based primarily upon the age of patient accounts receivable, the patient's economic inability to pay and the effectiveness of its collection efforts. The Company routinely monitors its accounts receivable balances and utilizes historical collection experience to support the basis for its estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on the Company's results of operations and cash flows. The allowance for doubtful accounts was $59.0 million and $109.1 million as of December 31, 2001 and 2002, respectively. This increase resulted primarily from the acquisition of five hospitals during 2002.

(b) Allowance for Contractual Discounts. The Company derives a significant portion of its revenues from Medicare, Medicaid and other payors that receive discounts from our standard charges. The Company must estimate the total amount of these discounts to prepare its financial statements. For the year ended December 31, 2002, Medicare, Medicaid and discounted plan patients accounted for 93.7% of total gross revenues. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. However, the services authorized and provided and resulting reimbursement, are often subject to interpretation. These interpretations sometimes result in payments that differ from the Company's estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management. Changes in estimates related to the allowance for contractual discounts affect net revenues reported in the Company's results of operations.

(c) Professional and General Liability Reserves. Given the nature of the Company's operating environment, it is subject to medical malpractice lawsuits and other claims. To mitigate a portion of this risk, the Company maintained insurance for individual malpractice claims exceeding $1.0 million for the years ended December 31, 2000 and 2001. For 2002, the Company increased its deductible to $10.0 million on individual malpractice claims. The Company lowered its deductible to $5.0 million on individual malpractice claims effective January 1, 2003. The Company's reserves for professional and general liability risks are based upon historical claims data, demographic considerations, severity factors and other actuarial assumptions calculated by an independent actuary. This estimate is discounted to its present value using rates of 6.0%, 5.0% and 5.0% at December 31, 2000, 2001 and 2002, respectively. The rate changed to 5.0% in 2001 to reflect lower market rates experienced. The estimated accrual for professional and general liability claims could be significantly affected should current and future claims differ from historical trends. While management monitors current claims closely and considers outcomes when estimating its insurance accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in the estimates.

The reserve for professional and general liability risks was $15.9 million and $25.1 million at December 31, 2001 and 2002, respectively. The total cost of professional and general liability coverage for the years ended December 31, 2000, 2001 and 2002 was approximately $8.2 million, $11.4 million and $12.9 million, respectively.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value.

The carrying value of the Company's 4 1/2% Convertible Subordinated Notes due June 1, 2009 (the "Convertible Notes") was $250.0 million at December 31, 2002. The fair value of the Convertible Notes was $246.6 million at December 31, 2002, based upon the quoted market price at December 31, 2002.

Revenues

The Company's healthcare facilities have entered into agreements with third-party payors, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

Revenues are recorded at the time the healthcare services are provided at estimated amounts due from patients and third-party payors. Settlements under reimbursement agreements with third-party payors are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. There is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The net adjustments to estimated third-party payor settlements resulted in increases to revenues of $3.2 million, $2.0 million and $13.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. Management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs. HCA retains sole responsibility for, and will be entitled to, any Medicare, Medicaid or cost-based Blue Cross settlements relating to cost reporting periods ending on or prior to the Distribution.

Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. In addition, since implementation of outpatient PPS in August 2000, the due dates of all Medicare cost reports have been extended due to a delay in receiving certain government reports. Most of the Company's postponed cost reports were filed during 2002. The Company has seven cost reports to file related to this delay as of December 31, 2002. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

The Company's revenue is particularly sensitive to regulatory and economic changes in the states of Kentucky and Tennessee. As of December 31, 2002, the Company operated 28 hospitals with seven located in the Commonwealth of Kentucky and seven located in the State of Tennessee. The Company generated 39.2% and 38.0% of its revenue from its Kentucky hospitals (including 4.3% and 4.0% from state-sponsored Medicaid programs) and 22.3% and 23.6% from its Tennessee hospitals (including 3.3% and 3.1% from the state-sponsored TennCare program) for the years ended December 31, 2001 and 2002, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one institution.

Accounts Receivable and Allowance for Doubtful Accounts

The Company receives payment for services rendered from federal and state agencies (under the Medicare, Medicaid and TRICARE programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 2000, 2001 and 2002, approximately 47.0%, 48.4%, and 51.6%, respectively, of the Company's revenues related to patients participating in the Medicare and Medicaid programs. Management recognizes that revenues and receivables from government agencies are significant to its operations, but it does not believe that there are significant credit risks associated with these government agencies. Management does not believe that there are any other significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

A summary of activity in the Company's allowance for doubtful accounts follows (in millions):

	Balances at Beginning of Period	Additions Charged to Costs and Expenses	Accounts Written off Net of Recoveries	Acquisitions and Divestitures	Balances at End of Period
Allowance for doubtful accounts:					
Year ended December 31, 2000	$ 50.3	$ 42.0	$ (30.3)	$ (9.7)	$ 52.3
Year ended December 31, 2001	52.3	45.8	(43.7)	4.6	59.0
Year ended December 31, 2002	59.0	55.2	(48.6)	43.5	109.1

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Long-Lived Assets

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized. Depreciation is computed by applying the straight-line method over the estimated useful lives of buildings and improvements (10 to 40 years) and equipment (3 to 10 years). Interest on funds borrowed to finance the construction of major capital additions is included in the cost of each capital addition. Depreciation expense was $32.8 million, $33.0 million and $37.6 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Goodwill and Intangible Assets. In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, (the "Statements"). These Statements made significant changes to the accounting for business combinations, goodwill and intangible assets.

SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 141 was effective for transactions completed subsequent to June 30, 2001. The application of SFAS No. 141 did not have a material effect on the Company's results of operations or financial position.

Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS No. 142, effective January 1, 2002. Pursuant to SFAS No. 142, the Company completed its transition impairment tests of goodwill during the second quarter of 2002 and did not incur an impairment charge. The Company also performed its initial annual impairment test as of October 1, 2002 and did not incur an impairment charge.

The Company's intangible assets relate to non-compete agreements and are amortized over the terms of the agreements. Deferred loan costs are amortized over the life of the applicable debt agreements. See Note 5 for a summary of goodwill and intangible assets and the effects of adopting SFAS No. 142. In addition, see Note 7 for a summary of deferred loan costs.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent the Company believes that recovery is not likely, a valuation allowance is established. To the extent the Company establishes a valuation allowance or increases this allowance, the Company must include an expense within the income tax provision in the statements of income.

Physician Recruiting Costs

Physician recruiting costs are expensed when incurred and are included in other operating expenses in the accompanying consolidated statements of income. Physician recruiting expenses were $8.9 million, $6.4 million and $6.5 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires that changes in certain amounts that are recorded directly to stockholders' equity be shown in the financial statements as a component of comprehensive income. For the years ended December 31, 2000, 2001 and 2002, the Company had no items of comprehensive income recorded directly to stockholders' equity. Therefore, comprehensive income is equivalent to net income.

Segment Reporting

The Company's business of providing healthcare services to patients comprises a single reportable operating segment under SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

Stock Based Compensation

In January 2003, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 has no material impact on the Company, as it does not plan to adopt the fair-value method of accounting for stock options at the current time. The Company has included the required disclosures below and in Note 8.

The Company issues stock options and other stock-based awards to key employees and directors as more fully described in Note 8. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related FASB Interpretations, under which no compensation cost related to stock plans has been recognized in net income for the years ended December 31, 2000, 2001 and 2002.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for the years ended December 31, 2000, 2001 and 2002 (dollars in millions, except per share amounts):

	2000	2001	2002
Net income, as reported	$ 17.9	$ 33.3	$ 41.5
Less stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1.3)	(4.5)	(8.0)
Pro forma net income	$ 16.6	$ 28.8	$ 33.5
Earnings per share:			
Basic – as reported	$ 0.57	$ 0.93	$ 1.11
Basic – pro forma	$ 0.52	$ 0.81	$ 0.89
Diluted – as reported	$ 0.54	$ 0.90	$ 1.10
Diluted – pro forma	$ 0.50	$ 0.78	$ 0.80

The per share weighted-average fair value of stock options granted during 2000, 2001 and 2002 was $9.22, $15.25 and $13.99, respectively, on the date of grant using a Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions:

	2000	2001	2002
Risk free interest rate	6.16%	4.51%	3.51%
Expected life, in years	3.8	4.0	3.0
Expected volatility	45.0%	45.0%	53.0%

Earnings Per Share

Earnings per share ("EPS") is based on the weighted average number of common shares outstanding and dilutive stock options, convertible notes and restricted shares, adjusted for the shares issued to the LifePoint Employee Stock Ownership Plan (the "ESOP"). As the ESOP shares are committed to be released, the shares become outstanding for EPS calculations. In addition, the numerator, income before extraordinary item, is adjusted for interest expense related to the convertible notes.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in August 2001 by the FASB and is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated retirement costs. SFAS No. 143 applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Company does not expect SFAS No. 143 to have a material effect on its results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Under certain provisions of SFAS No. 145, gains and losses related to the extinguishment of debt will no longer be segregated on the income statement as extraordinary items net of the effect of income taxes. Instead, those gains and losses will be included as a component of income before income taxes. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item will be reclassified upon adoption. If the Company had adopted SFAS No. 145 in the first quarter of fiscal year 2001, the extraordinary losses on early retirement of debt of $2.6 million and $31.0 million, before the $1.0 million and $11.9 million effect of income taxes, for the years ended December 31, 2001 and 2002, respectively, would have been reflected in income before income taxes. See Note 11 for a summary of the effect of adopting SFAS No. 145.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes the provisions of EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 requires companies to establish liabilities for costs to exit an activity when the costs are incurred, as opposed to the date when the companies commit to the exit plan. Exit costs covered by SFAS No. 146 include, but are not limited to, certain employee severance and relocation costs, lease termination costs and other costs related to restructuring or discontinuing operations. SFAS No. 146 is effective for exit activities initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have a significant impact on its results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. The Company does not expect this new interpretation to have a material effect on its future results of operations or cash flows.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect this new interpretation to have a material effect on its future results of operations or cash flows.

2. THE DISTRIBUTION AND TRANSACTIONS WITH HCA

As a result of the Distribution, the Company became an independent, publicly traded company. Owners of HCA common stock received one share of the Company's common stock for every 19 shares of HCA common stock held, which resulted in approximately 29.9 million shares of the Company's common stock outstanding immediately after the Distribution. After the Distribution, HCA had no ownership in the Company. Immediately after the Distribution, however, certain HCA benefit plans received shares of the Company on behalf of HCA employees.

In connection with the Distribution, all intercompany amounts payable by the Company to HCA were eliminated and the Company assumed certain indebtedness from HCA. In addition, the Company entered into various agreements with HCA which are intended to facilitate orderly changes for both companies in a way which would be minimally disruptive to each entity. These agreements provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities and obligations arising from periods prior to the Distribution.

In connection with the Distribution, HCA received a ruling from the Internal Revenue Service (the "IRS") to the effect, among other things, that the Distribution would qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended. Such a ruling, while generally binding upon the IRS, is subject to certain factual representations and assumptions provided by HCA.

3. HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS

HCA is currently the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits, patient/payor actions and general liability claims. HCA is also the subject of a formal order of investigation by the SEC. The description of the matters below is based on the Company's review of HCA's public filings. The Company understands that the SEC's investigation of HCA includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, before the Company's formation as an independent company, owned many of the facilities that the Company now owns.

HCA is a defendant in several qui tam actions brought on behalf of the United States by private parties, known as relators, which have been unsealed and served on HCA. The actions allege, in general, that HCA and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. § 3729, et seq. by submitting improper claims for reimbursement to the government. The lawsuits generally seek: a) restitution of amounts paid to HCA entities as a result of any Medicare or Medicaid false claims, b) a penalty in the amount of three times the restitution amount, c) civil fines of not less than $5,500 nor more than $11,000 for each such claim, and d) attorneys' fees and costs. HCA has disclosed that, on March 15, 2001, the Department of Justice announced its decision to intervene in certain of the qui tam actions against HCA. HCA stated that, of the original 30 qui tam actions, the Department of Justice elected to intervene in eight actions. HCA has disclosed that it is aware of additional qui tam actions that remain under seal and that it also believes there may be other sealed qui tam cases of which it is unaware.

In December 2000, HCA entered into a series of agreements with the Criminal Division of the Department of Justice and various U.S. Attorneys' Offices and with the Civil Division of the Department of Justice which resolved all federal criminal issues outstanding against HCA and certain issues involving federal civil claims by or on behalf of the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. These December 2000 agreements related only to conduct that was the subject of the various federal investigations and did not resolve various qui tam actions filed by private parties against HCA or pending state actions.

On March 28, 2002, HCA announced that it reached an understanding with CMS to resolve all Medicare cost report, home office cost statement, and appeal issues between HCA and CMS. The understanding provides that HCA would pay CMS $250 million with respect to these matters. The resolution is subject to approval by the Department of Justice and execution of a definitive written agreement.

On December 18, 2002, HCA announced that it reached an understanding with the Department of Justice to settle, subject to certain conditions, the remaining litigation brought by the Department of Justice against HCA. The understanding provides that, in exchange for releases by the Department of Justice, HCA will pay the Department of Justice an additional $631 million. HCA announced that, in addition, it has also reached an agreement in principle with representatives of certain states to pay $17.5 million to state Medicaid agencies to resolve similar claims against HCA made by those states.

HCA has agreed to indemnify the Company for any losses, other than consequential damages, arising from the governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in before the distribution that relate to the investigation. HCA has also agreed to make specified payments to the Company if any hospital owned by the Company at the time of the spin-off is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above. However, the Company could be held responsible for any claims that are not covered by the agreements reached with the federal government or for which HCA is not required to, or fails to, indemnify the Company. In addition, should HCA be unable to fulfill its obligations to the federal government, the Company could ultimately be held responsible for any settlement related to the former HCA hospitals operated by the Company. If indemnified matters were asserted successfully against us or any of our facilities, and HCA failed to meet its indemnification obligations, such an event could have a material adverse effect on our business, financial condition, results of operations or prospects.

The Company cannot predict with accuracy the extent to which we may or may not continue to be affected by the ongoing investigations of HCA and the initiation of additional investigations, if any. These matters, if resulting in a successful claim against the Company, could have a material adverse effect on the Company's business, financial condition, results of operations or prospects in future periods.

4. IMPACT OF ACQUISITIONS AND DIVESTITURES

Acquisitions — 2002. Effective December 1, 2002, the Company acquired Northwest Medical Center, a 71-bed acute care hospital located in Winfield, Alabama, and Burdick-West Medical Center, a 99-bed acute care hospital located in Haleyville, Alabama for an aggregate purchase price of approximately $29.0 million, including working capital. The Company used its available cash to fund this acquisition. The allocation of the full purchase price had not been determined as of December 31, 2002. Unallocated purchase price of approximately $25.8 million is included in the accompanying balance sheet as of December 31, 2002, pending a final appraisal from an independent third party. In addition, the allocation of the purchase price is subject to settling amounts related to purchased working capital.

Effective December 1, 2002, the Company acquired Logan General Hospital (now known as Logan Regional Medical Center), a 132-bed acute care hospital and Guyan Valley Hospital, a 19-bed critical access hospital both located in Logan, West Virginia, for an aggregate purchase price of approximately $88.0 million, including working capital. The Company used its available cash to fund this acquisition. The allocation of the full purchase price had not been determined as of December 31, 2002. Unallocated purchase price of approximately $90.2 million is included in the accompanying balance sheet as of December 31, 2002, pending a final appraisal from an independent third party. In addition, the allocation of the purchase price is subject to settling amounts related to purchased working capital.

Effective October 3, 2002, the Company acquired Russellville Hospital, a 100-bed acute care hospital located in Russellville, Alabama, for a total purchase price of approximately $20.1 million, including working capital. The Company used its available cash to fund this acquisition. The allocation of the full purchase price had not been determined as of December 31, 2002. Unallocated purchase price of approximately $20.1 million is included in the accompanying balance sheet as of December 31, 2002 pending a final appraisal from an independent third party.

The Company's motivation to acquire Northwest Medical Center, Burdick-West Medical Center and Russellville Hospital was to create synergies due to the close proximity of these hospitals, such as sharing call coverage between recruited physicians and sharing administrative functions. These synergies should reduce costs and therefore increase shareholder value. The Company acquired Logan Regional Medical Center and Guyan Valley Hospital to enter into the West Virginia market. The Company intends to expand services and enhance the quality of care delivered in Logan and southern West Virginia. This will enhance the Company's long-term strategy of delivering high-quality healthcare to the communities it serves.

In October 2002, the Company purchased the outstanding 30% limited partner interest in Dodge City Healthcare Group, L.P., the entity that owns and operates 110-bed Western Plains Regional Hospital in Dodge City, Kansas, for $25 million. The Company used its available cash to fund this acquisition. Under the terms of the purchase agreement, the former limited partners have agreed not to compete with the hospital for five years. The non-compete agreements have been valued by an independent third party at $4.0 million and will be amortized over the life of the agreement. Amortization expense related to the non-compete agreements was $0.2 million during 2002. Goodwill totaled approximately $16.3 million and the entire amount is expected to be deductible for tax purposes.

Acquisitions — 2001. Effective December 1, 2001, the Company acquired Ville Platte Medical Center, a 116-bed acute care hospital located in Ville Platte, Louisiana for approximately $12.1 million in cash, including working capital and the assumption of long-term liabilities of approximately $2.6 million. The Company used its available cash to fund this acquisition. Goodwill totaled approximately $4.1 million and of that amount, $2.3 million is expected to be deductible for tax purposes.

Effective October 1, 2001, the Company acquired Athens Regional Medical Center in Athens, Tennessee for approximately $19.9 million in cash, including working capital. The Company used its available cash to fund this acquisition. Goodwill totaled approximately $0.5 million and $0.2 million is expected to be deductible for tax purposes.

Effective April 1, 2001, the Company purchased a diagnostic imaging center in Palatka, Florida for $5.8 million in cash, including working capital. The funds used for the acquisition were obtained from the Company's available cash. Goodwill totaled $1.8 million and of that amount, $1.7 million is expected to be deductible for tax purposes.

Effective January 2, 2001, the Company entered into a two-year lease to operate Bluegrass Community Hospital, a 25-bed critical access hospital located in Versailles, Kentucky, which the parties mutually agreed to extend until December 31, 2003. The Company has an option to extend the lease through 2014.

Acquisitions — 2000. Effective July 1, 2000, the Company acquired Lander Valley Medical Center in Lander, Wyoming for a purchase price of $33.0 million in cash, including working capital. Goodwill totaled $9.8 million and was amortized using a 40-year life during 2000 and 2001. Approximately $9.3 million of the goodwill is expected to be deductible for tax purposes.

Effective June 16, 2000, the Company acquired Putnam Community Medical Center in Palatka, Florida for approximately $49.4 million in cash, including working capital. Goodwill totaled $22.8 million and was amortized using a 40-year life during 2000 and 2001. Approximately $20.8 million of the goodwill is expected to be deductible for tax purposes.

Allocation of Purchase Price. The foregoing acquisitions were accounted for using the purchase method of accounting. Except as noted otherwise, the purchase prices of these transactions were allocated to the assets acquired and liabilities assumed based upon their respective fair values and are subject to change during the twelve month period subsequent to the acquisition date. The following table summarizes the allocation of the aggregate purchase price of the acquisitions, excluding the purchase of the remaining 30% interest in Dodge City Healthcare Group, L.P., for the years ended December 31, 2000, 2001 and 2002 (in millions):

	2000	2001	2002
Fair value of assets acquired, excluding cash:			
Accounts receivable, net	$ 9.7	$ 5.5	$ 11.4
Other current assets	1.9	1.5	3.1
Property and equipment	39.9	28.4	–
Goodwill	33.6	6.4	–
Unallocated purchase price	–	–	136.1
	85.1	41.8	150.6
Liabilities assumed	(2.7)	(5.3)	(13.5)
Cash paid, net of cash acquired	$ 82.4	$ 36.5	$ 137.1

Divestitures

Sale of Hospitals previously identified as Held for Sale. The Company sold Trinity Hospital, Halstead Hospital and Barrow Medical Center in three separate transactions during 2000. The sale of these three hospitals resulted in no gain or loss to the Company as they were previously written down to net realizable value during 1998 and 1999. The three hospitals were identified as held for sale during the fourth quarter of 1998 when management determined the facilities were not compatible with the Company's operating plans based upon management's review of all facilities, and giving consideration to current and expected market conditions and the current and expected capital needs in each market.

Prior to 2000, the Company recorded impairment charges to reduce these held for sale hospitals to fair value, less direct selling costs. During 2000, the hospitals were subsequently sold for little or no consideration. Below is a summary of each hospital sold that was previously listed as held for sale.

Effective February 1, 2000, the Company sold Trinity Hospital in exchange for a promissory note (subsequently renegotiated) of approximately $2.4 million. The note was fully reserved upon issuance due to the uncertainty of the buyer's ability to make payments on the note. During 2000 and 2001, the Company received approximately $1.4 million and $0.5 million, respectively, from the buyer as payments in full and recognized these payments as a "Gain on previously impaired assets" on the accompanying consolidated statements of income.

Effective April 1, 2000, the Company sold Halstead Hospital in exchange for a promissory note of approximately $1.5 million, due in 60 equal monthly installments. The Company fully reserved the note upon issuance due to the uncertainty of the buyer's ability to make payments on the note.

Effective September 1, 2000, the Company sold Barrow Medical Center in exchange for approximately $2.2 million in cash, which equated to the value of the hospital's working capital.

Sale of Riverview Medical Center. Effective August 1, 2000, the Company sold Riverview Medical Center in Gonzales, Louisiana for approximately $20.7 million in cash. The proceeds from the transaction and the Company's available cash were used to pay down bank borrowings. There was no gain or loss associated with the sale.

For the year ended December 31, 2000, the five facilities that were sold during 2000 had net revenues of $35.6 million and a loss before income taxes of $3.6 million.

Sale of Springhill Medical Center. Effective November 17, 2000, the Company sold Springhill Medical Center in Springhill, Louisiana for approximately $5.7 million in cash. There was an immaterial gain associated with the sale.

The operating results of all acquisitions and divestitures have been consolidated in the accompanying consolidated statements of income for the periods subsequent to acquisition and for the periods prior to sale, respectively.

Pro forma Results of Operations

The following unaudited pro forma results of operations give effect to the operations of the hospitals acquired and sold during the years ended December 31, 2000, 2001 and 2002 as if the respective transactions had occurred as of the first day of the year immediately preceding the year of the acquisitions and divestitures (in millions, except per share data):

	2000	2001	2002
Revenues	$ 602.5	$ 796.7	$ 864.4
Income before extraordinary item	$ 19.1	$ 34.9	$ 60.0
Net income	$ 19.1	$ 33.3	$ 40.9
Basic earnings per share:			
Income before extraordinary item	$ 0.61	$ 0.97	$ 1.60
Net income	$ 0.61	$ 0.93	$ 1.09
Diluted earnings per share:			
Income before extraordinary item	$ 0.58	$ 0.94	$ 1.54
Net income	$ 0.58	$ 0.90	$ 1.08

The pro forma results of operations do not purport to represent what the Company's results of operations would have been had such transactions occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

5. GOODWILL AND INTANGIBLE ASSETS

The Company completed its transition impairment tests of goodwill during the second quarter of 2002 and did not incur an impairment charge. The Company also performed its initial annual impairment test as of October 1, 2002 and did not incur an impairment charge.

The table below shows the Company's income before extraordinary item and net income for the years ended December 31, 2000, 2001 and 2002, adjusted for the cessation of goodwill amortization required by the new standard as if it had occurred as of January 1, 2000 (dollars in millions except per share amounts):

	2000	2001	2002
Income before extraordinary item, as reported	$ 17.9	$ 34.9	$ 60.6
Goodwill amortization,			
net of applicable income tax benefits	1.1	1.3	–
Adjusted income before extraordinary item	$ 19.0	$ 36.2	$ 60.6
Net income, as reported	$ 17.9	$ 33.3	$ 41.5
Goodwill amortization,			
net of applicable income tax benefits	1.1	1.3	–
Adjusted net income	$ 19.0	$ 34.6	$ 41.5
Diluted earnings per share:			
Income before extraordinary item, as reported	$ 0.54	$ 0.94	$ 1.56
Goodwill amortization,			
net of applicable income tax benefits	0.04	0.03	–
Adjusted income before extraordinary item	$ 0.58	$ 0.97	$ 1.56
Diluted earnings per share:			
Net income, as reported	$ 0.54	$ 0.90	$ 1.10
Goodwill amortization,			
net of applicable income tax benefits	0.04	0.03	–
Adjusted net income	$ 0.58	$ 0.93	$ 1.10

Amortization expense related to goodwill for the years ended December 31, 2000 and 2001 was $1.2 million and $1.6 million, respectively.

The following table presents the changes in the carrying amount of goodwill for the year ended December 31, 2002 (in millions):

Balance at December 31, 2001	$ 47.1
Acquisitions	22.1
Balance at December 31, 2002	$ 69.2

The following table provides information regarding the Company's intangible assets, which are all subject to amortization and included on the accompanying consolidated balance sheets at December 31 (in millions):

	Gross Carrying Amount		Accumulated Amortization	
	2001	2002	2001	2002
Non-compete agreements	$ 0.2	$ 4.2	$ 0.1	$ 0.4

The $4.0 million increase in the gross carrying amount of the non-compete agreements is related to the Company's purchase of the outstanding 30% limited partner interest in Dodge City Healthcare Group, L.P., as discussed in Note 4. Amortization expense related to these intangible assets for the years ended December 31, 2000, 2001 and 2002 was $0.1 million, $0.1 million and $0.3 million, respectively. The Company estimates amortization expense for these intangible assets to approximate $0.8 million for each of the years ending December 31, 2003, 2004, 2005 and 2006, and $0.6 million for the year ending December 31, 2007. These intangible assets are amortized over five years.

6. INCOME TAXES

The provision for income taxes for the years ended December 31, 2000, 2001 and 2002 consists of the following (dollars in millions):

	2000	2001	2002
Current:			
Federal	$ –	$ 21.8	$ 26.7
State	1.6	1.4	2.4
	1.6	23.2	29.1
Deferred:			
Federal	13.5	5.6	1.0
State	(0.1)	(0.1)	1.2
	13.4	5.5	2.2
Increase in valuation allowance	0.2	1.4	0.8
Total	$ 15.2	$ 30.1	$ 32.1

Income tax expense is included in the consolidated statements of income as follows for the years ended December 31, 2000, 2001 and 2002 (dollars in millions):

	2000	2001	2002
Continuing operations	$ 15.2	$ 31.1	$ 44.0
Extraordinary loss	–	(1.0)	(11.9)
	$ 15.2	$ 30.1	$ 32.1

The increases in the valuation allowance are primarily the result of state net operating loss carryforwards that management believes may not be fully utilized because of the uncertainty regarding the Company's ability to generate taxable income in certain states. Various subsidiaries have state net operating loss carryforwards of approximately $94.6 million (primarily in the states of Florida and Tennessee) with expiration dates through the year 2022.

The Company generated a federal net operating loss of approximately $8.4 million for the year ended December 31, 2000 which was fully utilized in the year 2001.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income before income taxes from continuing operations for the years ended December 31, 2000, 2001 and 2002 follows:

	2000	2001	2002
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.5	3.7	3.4
ESOP expense	4.4	4.5	2.6
Non-deductible intangible assets	1.3	0.5	–
Valuation allowance	0.9	0.3	0.8
Other items, net	1.8	3.1	0.3
Effective income tax rate	45.9%	47.1%	42.1%

Deferred income taxes result from temporary differences in the recognition of assets, liabilities, revenues and expenses for financial accounting and tax purposes. Sources of these differences and the related tax effects are as follows (dollars in millions):

	2001	2002
Deferred tax liabilities:		
Depreciation and fixed asset basis differences	$ (34.2)	$ (37.3)
Prepaid expenses	(2.2)	(2.7)
Other	(4.0)	(7.6)
Total deferred tax liabilities	(40.4)	(47.6)
Deferred tax assets:		
Provision for doubtful accounts	16.9	14.0
Employee compensation	2.6	3.3
Professional liability	6.3	12.5
Other	3.7	4.7
Total deferred tax assets	29.5	34.5
Valuation allowance	(2.7)	(3.5)
Net deferred tax assets	26.8	31.0
Net deferred tax assets (liabilities)	$ (13.6)	$ (16.6)

The balance sheet classification of deferred income tax assets (liabilities) at December 31 is as follows (dollars in millions):

	2001	2002
Current	$ 7.4	$ 8.3
Long-term	(21.0)	(24.9)
Total	$ (13.6)	$ (16.6)

The Company had a net income tax receivable of $6.8 million as of December 31, 2001, which is included in deferred income taxes and other current assets in the accompanying consolidated balance sheet. At December 31, 2002, the Company's income taxes payable balance was $0.1 million, which is included in other current liabilities in the accompanying consolidated balance sheet. The tax benefits associated with the exercise of stock options were $6.4 million, $8.1 million and $1.7 million for the years ended December 31, 2000, 2001 and 2002, respectively. These tax benefits reduced current taxes payable and increased capital in excess of par value.

The IRS is in the process of conducting an examination of the federal income tax returns of the Company for the calendar years ended December 31, 1999 and 2000. The IRS has not proposed any adjustments as of December 31, 2002.

HCA and the Company entered into a tax sharing and indemnification agreement as part of the Distribution. Under the agreement, HCA maintains full control and absolute discretion with regard to any combined or consolidated tax filings for periods prior to the Distribution. In addition, the agreement provides that HCA will generally be responsible for all taxes that are allocable to periods prior to the Distribution and HCA and the Company will each be responsible for its own tax liabilities for periods after the Distribution.

For the periods prior to the Distribution, HCA filed consolidated federal and state income tax returns which included all of its eligible subsidiaries, including the Company. All income tax payments for these periods were made by the Company through HCA.

The tax sharing and indemnification agreement does not have an impact on the realization of deferred tax assets or the payment of deferred tax liabilities of the Company, except to the extent that the temporary differences give rise to such deferred tax assets and liabilities after the Distribution and are adjusted as a result of final tax settlements after the Distribution. In the event of such adjustments, the tax sharing and indemnification agreement provides for certain payments between HCA and the Company, as appropriate.

7. LONG-TERM DEBT

Long-term debt consists of the following at December 31 (in millions):

	2001	2002
Bank Credit Agreement	$ –	$ –
Convertible Notes	–	250.0
Senior Subordinated Notes	150.0	–
	150.0	250.0
Less current maturities	–	–
	$ 150.0	$ 250.0

Maturities of the Company's long-term debt at December 31, 2002 are as follows (in millions):

2003-2007	$ –
Thereafter	250.0
	$ 250.0

Bank Credit Agreement

In June 2001, the Company completed a $200 million, five-year amended and restated credit agreement (the "2001 Agreement") with a syndicate of lenders, which increased the available credit under the revolving credit agreement from $65 million to $200 million and expires in June 2006. As of December 31, 2002, the Company had $27.9 million in letters of credit outstanding, which reduced the amount available under the 2001 Agreement to $172.1 million.

The applicable interest rate under the 2001 Agreement is based on either LIBOR plus a margin ranging from 1.25% to 2.25% or prime plus a margin ranging from 0% to 0.5%, both depending on the Company's consolidated total debt to consolidated EBITDA ratio, as defined, for the most recent four quarters. The Company also pays a commitment fee ranging from 0.3% to 0.5% of the average daily unused balance. The applicable commitment fee rate is based on the Company's consolidated total debt to consolidated EBITDA ratio, as defined, for the most recent four quarters. The interest rate under the 2001 Agreement was 2.88% at December 31, 2002.

Obligations under the 2001 Agreement are guaranteed by substantially all of the Company's current and future subsidiaries and are secured by substantially all of the assets of the Company and its subsidiaries and the stock of the Company's subsidiaries. The 2001 Agreement requires that the Company comply with various financial ratios and tests and contains covenants, including, but not limited to, restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends, for which the Company is in compliance as of December 31, 2002.

Convertible Notes

Effective May 22, 2002, the Company sold $250 million of Convertible Subordinated Notes due June 1, 2009 (the "Convertible Notes"). The net proceeds were approximately $242.5 million and were used for acquisitions, capital improvements at the Company's existing facilities, repurchases of the Company's 10 3/4% Senior Subordinated Notes discussed below, working capital and general corporate purposes. The Convertible Notes bear interest at the rate of 4 1/2% per year, payable semi-annually on June 1 and December 1, beginning on December 1, 2002. The Convertible Notes are convertible at the option of the holder at any time on or prior to maturity into shares of the Company's common stock at a conversion price of $47.36 per share. The conversion price is subject to adjustment in certain circumstances. The Company may redeem all or a portion of the Convertible Notes on or after June 3, 2005, at the then current redemption prices, plus accrued and unpaid interest. Holders of the Convertible Notes may require the Company to repurchase all of the holder's Convertible Notes at 100% of their principal amount plus accrued and unpaid interest in some circumstances involving a change of control. The Convertible Notes are unsecured and subordinated to the Company's existing and future senior indebtedness and senior subordinated indebtedness. The Convertible Notes rank junior to the Company's liabilities. The indenture does not contain any financial covenants. A total of 5,278,825 shares of common stock have been reserved for issuance upon conversion of the Convertible Notes.

Senior Subordinated Notes

On May 11, 1999, the Company assumed from HCA $150.0 million in Senior Subordinated Notes maturing on May 15, 2009 and bearing interest at 10.75%. In November 1999, in a registered exchange offer, the Company issued a like aggregate principal amount of notes in exchange for these notes. During the year ended December 31, 2002, the Company repurchased its $150.0 million 10 3/4% Senior Subordinated Notes and paid $26.5 million in premiums, commissions and fees on these repurchases. In connection with these repurchases, the Company recorded an extraordinary loss on the early retirement of debt in the year ended December 31, 2002 in the amount of $19.1 million, net of tax benefits of $11.9 million.

Deferred Loan Costs

The Company incurred loan costs of approximately $0.8 million, $1.9 million and $7.5 million during 2000, 2001 and 2002, respectively. The Company capitalized such costs and is amortizing these costs to interest expense over the terms of the related debt (five years for the 2001 Agreement and seven years for the Convertible Notes). The interest expense related to deferred loan cost amortization was approximately $1.6 million, $1.2 million and $1.4 million during 2000, 2001 and 2002, respectively. During 2002, as a result of the repurchase of the 10 3/4% Senior Subordinated Notes discussed above, the Company expensed the remaining deferred loan costs of $4.5 million attributable to the 10 3/4% Senior Subordinated Notes as part of the extraordinary loss. Upon consummation of the 2001 Agreement, the Company wrote off $2.6 million of net deferred loan costs related to its original credit agreement, which resulted in an extraordinary loss of $1.6 million, net of a tax benefit of $1.0 million in 2001.

8. STOCKHOLDERS' EQUITY

Preferred Stock

The certificate of incorporation provides that up to 10,000,000 shares of preferred stock may be issued, of which 90,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $.01 per share. The board of directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers (full, limited or none), and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the stock and the number of shares constituting any series and the designations of this series, without any further vote or action by the stockholders. Because the terms of the preferred stock may be fixed by the board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover or to make the removal of our management more difficult.

Preferred Stock Purchase Rights

Pursuant to the Company's stockholders' rights plan, each outstanding share of common stock is accompanied by one preferred stock purchase right. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A preferred stock at a price of $35 per one one-thousandth of a share, subject to adjustment.

Each share of Series A preferred stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of common stock. In the event of liquidation, dissolution or winding up, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions on the stock, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. The rights are not exercisable until the rights distribution date as defined in the stockholders' rights plan. The rights will expire on May 7, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the board of directors to be in the best interests of all stockholders. The rights should not interfere with any merger or other business combination approved by the board of directors.

Common Stock

Holders of the Company's common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

In March 2001, the Company completed its public offering of 3,680,000 shares of common stock at an offering price of $29.00 per share. The net proceeds from the offering of approximately $100.4 million were used to reduce debt.

ESOP Compensation

In connection with the Distribution, the Company established the ESOP, a defined contribution retirement plan, which covers substantially all employees. The ESOP purchased from the Company approximately 8.3% of the Company's common stock at fair market value (approximately 2.8 million shares at $11.50 per share). The purchase was primarily financed by the ESOP issuing a promissory note to the Company, which will be repaid annually in equal installments over a 10-year period beginning December 31, 1999. The Company makes contributions to the ESOP which the ESOP uses to repay the loan. The Company's stock acquired by the ESOP is held in a suspense account and will be allocated to participants at book value from the suspense account as the loan is repaid over a 10-year period.

The loan to the ESOP is recorded as unearned ESOP compensation in the accompanying consolidated balance sheets. Reductions are made to unearned ESOP compensation as shares are committed to be released to participants at cost. Shares are deemed to be committed to be released ratably during each period as the employees perform services. Shares are allocated ratably to employee accounts over a period of 10 years (1999 through 2008). ESOP expense is recognized using the average market price of shares committed to be released to participants during the accounting period with any difference between the average market price and the cost being charged or credited to capital in excess of par value. As the shares are committed to be released, the shares become outstanding for earnings per share calculations. The non-cash ESOP expense was $7.1 million, $10.4 million and $9.7 million for the years ended December 31, 2000, 2001 and 2002, respectively. The ESOP expense tax deduction is fixed at $3.2 million per year. The fair value of unreleased shares was $50.2 million at December 31, 2002.

The ESOP shares as of December 31, 2002 were as follows:

Allocated shares	961,759
Shares committed to be released	156,929
Unreleased shares	1,678,031
Total ESOP shares	2,796,719

Executive Stock Purchase Plan

The Company adopted the Executive Stock Purchase Plan in 1999, in which 1,000,000 shares of the Company's common stock were reserved and issued in 1999. The Executive Stock Purchase Plan granted a right to specified executives of the Company to purchase shares of common stock from the Company. The Company loaned each participant in the plan 100% of the purchase price of the Company's common stock at the fair value based on the date of purchase (approximately $10.2 million), on a full recourse basis at interest rates ranging from 5.2% to 5.3%. The loans are reflected as notes receivable for shares sold to employees in the accompanying consolidated statements of stockholders' equity. During the years ended December 31, 2000, 2001 and 2002, the Company's executives repaid $3.0 million, $1.5 million and $5.7 million of such loans, respectively, which were fully repaid as of December 31, 2002.

Management Stock Purchase Plan

The Company has a Management Stock Purchase Plan which provides to certain designated employees an opportunity to purchase restricted shares of the Company's common stock at a discount through payroll deductions over six month intervals. Shares of the Company's common stock reserved for this plan were 250,000 at December 31, 2002. Approximately 21,000 and 19,000 restricted shares were issued to employees during the years ended December 31, 2001 and 2002, respectively, under this plan. Such shares are subject to a three-year cliff vesting period.

Employee Stock Purchase Plan

Effective January 1, 2002, the Company began an Employee Stock Purchase Plan which provides an opportunity for substantially all employees to purchase shares of the Company's common stock at a purchase price equal to 85% of the lower of the closing price on the first day or last day of a six month interval. There were 100,000 shares of the Company's common stock reserved for this plan at December 31, 2002. Approximately 39,900 shares of common stock were issued to employees through this plan during the year ended December 31, 2002.

Stock Options

1998 Long-Term Incentive Plan. The Company's 1998 Long-Term Incentive Plan, as amended, authorizes 9,625,000 shares of the Company's common stock for issuance at December 31, 2002. An amendment to the

1998 Long-Term Incentive Plan to increase the number of shares of common stock available for issuance from 7,125,000 to 9,625,000 was approved by the Company's stockholders in May 2002. The 1998 Long-Term Incentive Plan authorizes the grant of stock options, stock appreciation rights and other stock based awards to officers and employees of the Company. Options to purchase 260,700, 1,133,300 and 914,900 shares were granted to the Company's employees during the years ended December 31, 2000, 2001 and 2002, respectively, under this plan with an exercise price equal to the fair market value on the date of grant. These options become exercisable beginning one year from the date of grant to four years after the date of grant. All options granted under this plan expire 10 years from the date of grant.

Outside Directors Stock and Incentive Plan. The Company also adopted an Outside Directors Stock and Incentive Plan for which 175,000 shares of the Company's common stock have been reserved for issuance. Approximately 37,700, 12,500 and 26,000 options were granted under such plan to non-employee directors during the years ended December 31, 2000, 2001 and 2002, respectively. These options become exercisable beginning in part from the date of grant to three years after the date of grant and expire 10 years after grant.

Summary. Presented below is a summary of stock option activity for 2000, 2001 and 2002:

	Stock Options	Option Price Per Share	Weighted Average Exercise Price
Balances, December 31, 1999	4,411,400	$ 0.07–18.38	$ 10.79
Granted	298,400	17.25–39.69	22.06
Exercised	(1,268,800)	0.07–18.38	10.80
Cancelled	(101,300)	0.18–19.88	12.75
Balances, December 31, 2000	3,339,700	0.07–39.69	11.73
Granted	1,145,800	31.39–46.19	37.58
Exercised	(873,800)	0.18–37.13	13.96
Cancelled	(172,600)	0.18–39.69	20.62
Balances, December 31, 2001	3,439,100	0.07–46.19	19.33
Granted	940,900	31.05–38.17	36.11
Exercised	(265,000)	0.18–37.13	11.18
Cancelled	(98,600)	0.18–37.13	19.04
Balances, December 31, 2002	4,016,400	0.07–46.19	23.81

At December 31, 2002, there were approximately 3,366,700 options available for grant.

The following table summarizes information regarding the options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life	Weight Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 0.07 to $10.99	19,500	1	$ 1.61	19,500	$ 1.61
11.87	42,600	2	11.87	42,600	11.87
12.22 to 12.90	48,800	3	12.50	48,800	12.50
14.16 to 17.47	64,400	4	16.18	64,400	16.18
17.44 to 18.38	18,500	5	18.37	18,500	18.37
15.64	900	6	15.64	900	15.64
7.63 to 12.00	1,730,700	7	10.56	1,174,200	10.56
17.25 to 39.69	159,100	8	21.70	88,700	23.05
31.39 to 46.19	1,001,200	9	37.70	336,700	37.62
31.05 to 38.17	930,700	10	36.11	–	–
	4,016,400			1,794,300	

9. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts, wrongful restriction of or interference with physicians' staff privileges and employment related claims. In certain of these actions, plaintiffs request payment for damages, including punitive damages, that may not be covered by insurance. The Company is currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

On January 12, 2001, Access Now, Inc., a disability rights organization, filed a class action lawsuit against each of the Company's hospitals alleging non-compliance with the accessibility guidelines under the Americans with Disabilities Act (the "ADA"). The lawsuit, filed in the United States District Court for the Eastern District of Tennessee, seeks injunctive relief requiring facility modification, where necessary, to meet the Americans with Disabilities Act guidelines, along with attorneys fees and costs. In January 2002, the District Court certified the class action and issued a scheduling order that requires the parties to complete discovery and inspection for approximately six facilities per year. The Company intends to vigorously defend the lawsuit, recognizing the Company's obligation to correct any deficiencies in order to comply with the ADA.

Corporate Integrity Agreement

In December 2000, the Company entered into a corporate integrity agreement with the Office of Inspector General and agreed to maintain its compliance program in accordance with the corporate integrity agreement. This agreement was amended in April 2002. Complying with the compliance measures and reporting and auditing requirements of the corporate integrity agreement will require additional efforts and costs. Failure to comply with the terms of the corporate integrity agreement could subject the Company to significant monetary penalties.

General Liability Claims

The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, medical malpractice, breach of management contracts, wrongful restriction of or interference with physicians' staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against the Company which may not be covered by insurance. The Company is currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

Physician Commitments

The Company has committed to provide certain financial assistance pursuant to recruiting agreements with various physicians practicing in the communities it serves. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may loan certain amounts of money to a physician, normally over a period of one year, to assist in establishing his or her practice. The Company has committed to advance amounts of approximately $17.0 million at December 31, 2002. The actual amount of such commitments to be subsequently advanced to physicians often depends upon the financial results of a physician's private practice during the guaranteed period. Generally, amounts advanced under the recruiting agreements may be forgiven prorata over a period of 48 months contingent upon the physician continuing to practice in the respective community.

Capital Expenditure Commitments

The Company is reconfiguring some of its facilities to accommodate more effectively inpatient and outpatient services and restructuring existing surgical capacity in some of its hospitals to permit additional patient volume and a greater variety of services. The Company has incurred approximately $18.1 million in uncompleted projects as of December 31, 2002, which is included in construction in progress in its accompanying consolidated balance sheet. At December 31, 2002, the Company had projects under construction with an estimated additional cost to complete and equip of approximately $45.8 million.

In accordance with the terms of the Company's asset purchase agreement of Ville Platte Medical Center, the Company has agreed to make certain capital improvements which, including the initial cash payment and liabilities assumed, are not required to exceed $25.0 million. The capital improvements must be completed by December 1, 2004. The initial cash payment and liabilities assumed totaled $15.1 million, which leaves $9.9 million required for capital improvements. The Company has incurred approximately $0.8 million of the required capital improvements as of December 31, 2002.

In accordance with the terms of the Company's asset purchase agreement of Logan General Hospital, the Company has agreed to expend, regardless of the results of the hospital's operations, at least $20.0 million in the aggregate for capital expenditures and improvements during the ten year period following the date of acquisition of December 1, 2002.

Acquisitions

The Company has acquired and will continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Leases

The Company leases real estate properties, buildings, vehicles and equipment under cancelable and non-cancelable leases. Rental expense for the years ended December 31, 2000, 2001 and 2002 was $7.1 million, $6.9 million and $7.8 million, respectively.

Future minimum operating lease payments are as follows at December 31, 2002 (in millions):

2003	$ 5.2
2004	3.8
2005	2.5
2006	1.8
2007	1.2
Thereafter	3.1
Total minimum payments	$ 17.6

10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for income before extraordinary item for the years ended December 31, 2000, 2001 and 2002 (dollars and shares in millions, except per share amounts):

	2000	2001	2002
Numerator:			
Numerator for basic earnings per share – income before extraordinary item	$ 17.9	$ 34.9	$ 60.6
Effect of Convertible Notes	–	–	4.6
Numerator for diluted earnings per share – income before extraordinary item	$ 17.9	$ 34.9	$ 65.2
Denominator:			
Denominator for basic earnings per share – weighted average shares	31.6	35.7	37.5
Effect of dilutive securities:			
Employee stock options	1.3	1.3	1.0
Convertible Notes	–	–	3.3
Other	–	0.1	0.1
Denominator for diluted earnings per share – adjusted weighted average shares	32.9	37.1	41.9
Basic income before extraordinary item per share	$ 0.57	$ 0.97	$ 1.62
Diluted income before extraordinary item per share	$ 0.54	$ 0.94	$ 1.56

11. PRO FORMA IMPACT OF ADOPTION OF SFAS NO. 145

Because of the nature of the earnings per share calculation regarding antidilution of the Convertible Notes and the effect of applying SFAS No. 145, the computation of basic and diluted earnings per share would have been as follows for the years ended December 31, 2001 and 2002 if the Company had adopted SFAS No. 145 on January 1, 2001 (dollars and shares in millions, except per share amounts):

	2001	2002[(a)]
Numerator:		
Numerator for basic earnings per share – net income	$ 33.3	$ 41.5
Effect of Convertible Notes	–	–
Numerator for diluted earnings per share	$ 33.3	$ 41.5
Denominator:		
Denominator for basic earnings per share – weighted average shares	35.7	37.5
Effect of dilutive securities:		
Employee stock options	1.3	1.0
Convertible Notes	–	–
Other	0.1	0.1
Denominator for diluted earnings per share – adjusted weighted average shares	37.1	38.6
Basic earnings per share	$ 0.93	$ 1.11
Diluted earnings per share	$ 0.90	$ 1.07

(a) The impact of the 3.3 million potential shares of common stock, if converted, and interest expense related to the Convertible Notes was not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

12. UNAUDITED QUARTERLY FINANCIAL INFORMATION

The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein (dollars in millions, except per share amounts).

	2001			
	First	Second	Third	Fourth
Revenues (a)	$ 154.3	$151.6	$ 149.2	$ 164.3
Income before extraordinary item	8.6	8.5	7.5	10.3
Extraordinary loss on early retirement of debt, net	–	1.6	–	–
Net income	8.6	6.9	7.5	10.3
Income before extraordinary item per share:				
Basic	$ 0.26	$ 0.23	$ 0.20	$ 0.28
Diluted	$ 0.25	$ 0.22	$ 0.20	$ 0.27

	2002			
	First	Second	Third	Fourth
Revenues (b)	$ 181.6	$ 177.9	$ 182.2	$ 201.9
Income before extraordinary item	14.5	13.1	15.2	17.8
Extraordinary loss on early retirement of debt, net	0.8	15.6	2.5	0.2
Net income (loss)	13.7	(2.5)	12.7	17.6
Income before extraordinary item per share:				
Basic	$ 0.39	$ 0.35	$ 0.40	$ 0.47
Diluted	$ 0.38	$ 0.34	$ 0.39	$ 0.45

(a) The net adjustments to estimated third-party payor settlements increased revenues by $0.2 million, $0.6 million, $1.1 million and $0.1 million during the first, second, third and fourth quarters, respectively

(b) The net adjustments to estimated third-party payor settlements increased revenues by $2.1 million, $5.8 million and $5.1 million during the second, third and fourth quarters, respectively.

13. RELATED PARTY TRANSACTIONS

As part of an officer's relocation package, the Company purchased a house for approximately $0.6 million in the second quarter of 2002 and subsequently sold it in the fourth quarter of 2002.

The Company loaned certain Company executives 100% of the purchase price of the Company's common stock at the fair market value based on the date of purchase during 1999. The loans are reflected as notes receivable for shares sold to employees in the Company's consolidated balance sheets. During the years ended December 31, 2000, 2001 and 2002, Company executives repaid $3.0 million, $1.5 million and $5.7 million of such loans, respectively, which were fully repaid as of December 31, 2002.

BOARD OF DIRECTORS

Kenneth C. Donahey
Chairman of the Board,
Chief Executive Officer and President
LifePoint Hospitals, Inc.

Richard H. Evans
Chairman
Evans Holdings, LLC

DeWitt Ezell, Jr.
Former State President
BellSouth Corporation

Ricki Tigert Helfer
Independent Consultant
Financial Regulation and Reform International

William V. Lapham
Retired Partner
Ernst & Young LLP

John E. Maupin, Jr., D.D.S.
President
Meharry Medical College

Owen G. Shell, Jr.
Retired President
Bank of America, Asset Management Group

OFFICERS

Kenneth C. Donahey
Chairman of the Board,
Chief Executive Officer and President

Michael J. Culotta
Senior Vice President and Chief Financial Officer

William F. Carpenter III
Senior Vice President and Chief Development Officer,
General Counsel, Secretary and
Corporate Governance Officer

Neil D. Hemphill
Senior Vice President, Human Resources
and Administration

Todd J. Kerr
Senior Vice President, Audit and Compliance

William M. Gracey
President, National Division

Joné L. Koford
President, American Division

Daniel S. Slipkovich
President, Continental Division

Gary D. Willis
Vice President and Controller

TRANSFER AGENT AND REGISTRAR

National City Bank
Shareholder Services Group
P. O. Box 92301
Cleveland, Ohio 44193-0900
216-476-8663/800-622-6757

INDEPENDENT AUDITORS

Ernst & Young LLP
Nashville, Tennessee

CORPORATE HEADQUARTERS

103 Powell Court, Suite 200
Brentwood, Tennessee 37027
615-372-8500

FORM 10-K

The Company has filed an annual report on Form 10-K for the year ended December 31, 2002, with the United States Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee 37027, or by visiting the Company's website at www.lifepointhospitals.com.

COMMON STOCK AND DIVIDEND INFORMATION

The Common Stock of LifePoint Hospitals, Inc. is traded on the Nasdaq National Market under the symbol "LPNT." At March 28, 2003, the Company had a total of approximately 34,541 shareholders, including 5,346 stockholders of record and approximately 29,195 persons or entities holding Common Stock. No dividends have been paid on the Common Stock, and the Company does not currently intend to declare or pay any dividends.

The following table shows, for periods indicated, the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market.

2001	High	Low
First Quarter	$ 50.36	$ 27.75
Second Quarter	44.72	28.88
Third Quarter	47.84	38.37
Fourth Quarter	44.85	27.53
2002		
First Quarter	$ 38.42	$ 29.67
Second Quarter	42.77	34.97
Third Quarter	36.54	28.59
Fourth Quarter	38.05	28.75
2003		
First Quarter	$ 30.65	$ 19.60

Facility Locations

LifePoint Hospitals, Inc. (NASDAQ: LPNT) operates 28 hospitals in non-urban communities of Alabama, Florida, Kansas, Kentucky, Louisiana, Tennessee, Utah, West Virginia and Wyoming. In most cases, the LifePoint facility is the only hospital in its community. The Company was formed on May 11, 1999, as a tax-free spin-off to the shareholders of HCA.



Facility	*City*	*State*	*Licensed Beds*
Andalusia Regional Hospital	Andalusia	AL	101
Burdick-West Medical Center	Haleyville	AL	99
Russellville Hospital	Russellville	AL	100
Northwest Medical Center	Winfield	AL	71
Bartow Memorial Hospital	Bartow	FL	56
Putnam Community Medical Center	Palatka	FL	141
Western Plains Medical Complex	Dodge City	KS	110
Georgetown Community Hospital	Georgetown	KY	75
Jackson Purchase Medical Center	Mayfield	KY	107
Meadowview Regional Medical Center	Maysville	KY	111
Bourbon Community Hospital	Paris	KY	58
Logan Memorial Hospital	Russellville	KY	92
Lake Cumberland Regional Hospital	Somerset	KY	234
Bluegrass Community Hospital	Versailles	KY	25
Ville Platte Medical Center	Ville Platte	LA	116
Athens Regional Medical Center	Athens	TN	118
Smith County Memorial Hospital	Carthage	TN	63
Crockett Hospital	Lawrenceburg	TN	107
Livingston Regional Hospital	Livingston	TN	114
Hillside Hospital	Pulaski	TN	95
Emerald Hodgson Hospital	Sewanee	TN	40
Southern Tennessee Medical Center	Winchester	TN	159
Castleview Hospital	Price	UT	84
Ashley Valley Medical Center	Vernal	UT	39
Guyan Valley Hospital	Logan	WV	19
Logan Regional Medical Center	Logan	WV	132
Lander Valley Medical Center	Lander	WY	81
Riverton Memorial Hospital	Riverton	WY	70

LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
615.372.8500
615.372.8586 (fax)
www.lifepointhospitals.com